Exhibit 99.1

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

NOTICE OF EXTRAORDINARY GENERAL MEETING

To Be Held on September 16, 2025

Dear Shareholder:

Notice is hereby given that an extraordinary general meeting (the “Meeting”) of Brera Holdings PLC, an Irish public limited company (the “Company,” “we,” “us” or “our”) will be held on Tuesday, September 16, 2025, at 2:00 p.m., Greenwich Mean Time (10:00 a.m., EST). The Meeting is held for the following purposes:

1.	That the constitution in the form attached to this written resolution at Appendix A and marked for the purposes of identification with the letter “A” be and is hereby adopted as the new Constitution of the Company in substitution for and to the exclusion of the existing Constitution of the Company and all others to take effect immediately (the “Amendment Resolution” or “Proposal No. 1”);

2.	That the authorised share capital of the Company be and is hereby increased from $1,750,000 divided into 5,000,000 Class A Ordinary Shares with a nominal value of $0.05 each, 25,000,000 Class B Ordinary Shares with a nominal value of $0.05 each and 50,000,000 preferred shares with a nominal value of $0.005 each to $501,750,000 by the creation of ten billion (10,000,000,000) new Class B Ordinary Shares with a nominal value of $0.05 each, each ranking pari passu in all respects with existing Class B Ordinary Shares (the “Increase in Authorized Share Capital” or “Proposal No. 2”); and

3.	To approve an increase in the pool of shares or share options available to be awarded to employees, consultants and directors pursuant to the Company’s 2022 Equity Incentive Plan by an additional 5,000,000 Class B Ordinary Shares, subject always to the terms of the Company’s Equity Incentive Plan (the “Equity Incentive Plan Share Increase” or “Proposal No. 3”).

The foregoing items of business are more fully described in the proxy statement accompanying this notice or made available over the Internet. We are not aware of any other business to come before the Meeting.

Only shareholders of record at the close of business on July 29, 2025, are entitled to notice and to vote at the Meeting and any adjournment or postponement thereof.

The Meeting will be a completely virtual meeting of shareholders, which will be conducted solely online at https://www.iproxydirect.com/BREA. You will be able to attend and participate in the Meeting online, vote your shares electronically or submit your questions prior to and during the meeting by visiting the website(s) indicated in your proxy materials. You may need to have your control number included on your proxy card or on the instructions that accompanied your proxy materials or other information as instructed through your broker, bank or other holder of record to join the Meeting. There will be no physical location for shareholders to attend, and you will not be able to attend the Meeting in person.

It is important that your shares are represented at the Meeting. We urge you to review the attached proxy statement and, whether or not you plan to attend the Meeting, please vote your shares promptly by casting your vote via the Internet or any other provided voting option, or, if you receive a full set of proxy materials by mail or request one be mailed to you, and prefer to mail your proxy, please complete, sign, date, and return your proxy in the pre-addressed envelope provided, which requires no additional postage if mailed in the United States. You may revoke your vote by submitting a subsequent vote over the Internet, by mail or by any other option provided for voting before the Meeting, or by voting electronically at the Meeting.

By Order of the Board of Directors

Dated: August 22, 2025	/s/ Daniel Joseph McClory
Daniel Joseph McClory
Executive Chairman

Important Notice Regarding the Availability of Proxy Materials for the Meeting to Be Held on September 16, 2025: Our proxy statement is available at https://www.iproxydirect.com/BREA.

i

Brera Holdings PLC

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

PROXY STATEMENT

This proxy statement (“Proxy Statement”) and the accompanying proxy are being furnished with respect to the solicitation of proxies by the board of directors (the “Board of Directors” or the “Board”) of Brera Holdings PLC, an Irish public limited company (the “Company,” “we,” “us” or “our”), for the extraordinary general meeting (the “Meeting”). The Meeting is to be held on Tuesday, September 16, 2025, at 2:00 p.m., Greenwich Mean Time (10:00 a.m., EST).

GENERAL INFORMATION

Purpose of the Meeting

The purposes of the Meeting are to seek shareholder approval of the following proposals:

1.	That the constitution in the form attached to this written resolution at Appendix A and marked for the purposes of identification with the letter “A” be and is hereby adopted as the new Constitution of the Company in substitution for and to the exclusion of the existing Constitution of the Company and all others to take effect immediately (the “Amendment Resolution” or “Proposal No. 1”);

2.	That the authorised share capital of the Company be and is hereby increased from $1,750,000 divided into 5,000,000 Class A Ordinary Shares with a nominal value of $0.05 each, 25,000,000 Class B Ordinary Shares with a nominal value of $0.05 each and 50,000,000 preferred shares with a nominal value of $0.005 each to $501,750,000 by the creation of ten billion (10,000,000,000) new Class B Ordinary Shares with a nominal value of $0.05 each, each ranking pari passu in all respects with existing Class B Ordinary Shares (the “Increase in Authorized Share Capital” or “Proposal No. 2”); and

3.	To approve an increase in the pool of shares or share options available to be awarded to employees, consultants and directors pursuant to the Company’s 2022 Equity Incentive Plan by an additional 5,000,000 Class B Ordinary Shares, subject always to the terms of the Company’s Equity Incentive Plan (the “Equity Incentive Plan Share Increase” or “Proposal No. 3”).

The Board recommends a vote FOR each proposal.

Will there be any other items of business on the agenda?

The Board knows of no other matters that will be presented for consideration at the Meeting.

Who is entitled to vote at the Meeting?

Only shareholders of record of our Class A Ordinary Shares, $0.05 nominal value per share (the “Class A Ordinary Shares”), and Class B Ordinary Shares, $0.05 nominal value per share (the “Class B Ordinary Shares” and together with the Class A Ordinary Shares, the “Ordinary Shares”), as of the close of business on July 29, 2025 (the “Record Date”) are entitled to notice and to vote at the Meeting and any adjournment(s) or postponement(s) thereof.

Each fully paid Class A Ordinary Share is entitled to ten votes on each matter properly brought before the Meeting and each fully paid Class B Ordinary Share is entitled to one vote on each matter properly brought before the Meeting. The enclosed proxy card or voting instruction card shows the number of shares you are entitled to vote at the Meeting.

Shareholder of Record: Shares Registered in Your Name

If on the Record Date your shares were registered directly in your name with the Company, then you are a shareholder of record. As a shareholder of record, you may vote in person at the Meeting or vote by proxy. Whether or not you plan to attend the Meeting, to ensure your vote is counted, we encourage you to vote either by Internet or by filling out and returning the enclosed proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on the Record Date your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Meeting. As the beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. Your broker will not be able to vote your shares unless your broker receives specific voting instructions from you. We strongly encourage you to vote.

What constitutes a quorum?

In order to establish a quorum at our Meeting, there must be one or more holders of shares present in person or by proxy, holding not less than a majority of the issued shares that carry a right to vote at the meeting on the relevant record date shall constitute a quorum. If a quorum is not present, the Meeting will be adjourned or postponed until a quorum is obtained.

How are votes counted?

You may vote “FOR”, “AGAINST” or “ABSTAIN” with respect to each of the proposals presented. A vote “FOR” will be counted in favor of the proposal and a vote “AGAINST” will be counted against each proposal. Except as described below, an “ABSTAIN” vote will not be counted “FOR” or “AGAINST” and will have no effect on the voting results for any of the proposals in this notice. The inspector of election appointed for the Meeting will monitor all votes and assist us in tabulating the votes.

What is the vote required to approve each of the proposals?

Proposal No. 1 requires the affirmative vote of 75% of the votes of the shareholders entitled to vote and voting on such proposal, present in person or voting by proxy.

Proposal No. 2 requires the affirmative vote of a simple majority of the votes of the shareholders entitled to vote and voting on the proposal, present in person or voting by proxy.

Proposal No. 3 requires the affirmative vote of a simple majority of the votes of the shareholders entitled to vote and voting on the proposal, present in person or voting by proxy.

How do I vote?

Your shares may only be voted at the Meeting if you are present online in person or are represented by proxy. Whether or not you plan to attend the Meeting, we encourage you to vote by proxy to ensure that your shares will be represented.

You may vote using any of the following methods:

●	By Internet. You may vote by using the Internet in accordance with the instructions included in the proxy card. The Internet voting procedures are designed to authenticate shareholders’ identities, to allow shareholders to vote their shares and to confirm that their instructions have been properly recorded.

●	By Mail. Shareholders of record as of the Record Date may submit proxies by completing, signing and dating their proxy cards and mailing them in the accompanying pre-addressed envelopes. If you return your signed proxy but do not indicate your voting preferences, your shares will be voted on your behalf “FOR” each of the proposals. Shareholders who hold shares beneficially in street name may provide voting instructions by mail by completing, signing and dating the voting instruction forms provided by their brokers, banks or other nominees and mailing them in the accompanying pre-addressed envelopes.

●	By Fax. You may vote by proxy by marking the enclosed proxy card, dating and signing it, and faxing it according to the fax number provided on the enclosed proxy.

●	Electronically at the Virtual Meeting. Attend and vote at the virtual Meeting at https://www.iproxydirect.com/BREA. To participate in the meeting if shares are held in your name as the shareholder of record, you may need the control number included on your proxy card or other information on the instructions that accompanied your proxy materials. If shares are held beneficially in street name, your broker, bank, or other nominee will provide any necessary control number or other voting instructions.

Can I change my vote or revoke my proxy?

Even if you execute a proxy, you retain the right to revoke it and to change your vote by notifying us at any time before your proxy is voted. Mere attendance at the meeting will not revoke a proxy. Such revocation may be effected by following the instructions for voting on your proxy card or vote instruction form. Unless so revoked, the shares represented by proxies, if received in time, will be voted in accordance with the directions given therein. However, if you are shareholder of record, delivery of a proxy would not preclude you from attending and voting in person at the meeting convened and in such event, the instrument appointing a proxy shall be deemed to be revoked.

If the Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Meeting (except for any proxies that have at that time effectively been revoked or withdrawn), even if the proxies had been effectively voted on the same or any other matter at a previous Meeting.

Who is paying for the expenses involved in preparing and mailing this Proxy Statement?

All of the expenses involved in preparing, assembling and mailing these proxy materials and all costs of soliciting proxies will be paid by us. In addition to the solicitation by mail, proxies may be solicited by our officers and other employees by telephone or in person. Such persons will receive no compensation for their services other than their regular salaries. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the shares held of record by such persons, and we may reimburse such persons for reasonable out of pocket expenses incurred by them in forwarding solicitation materials.

PROPOSAL NO. 1
APPROVAL OF THE AMENDMENT RESOLUTION

Background

On August 4, 2025, the Board approved the constitution in the form attached to this written resolution at Appendix A and marked for the purposes of identification with the letter “A” (the “Constitution”).

The new constitution will differ from the Company’s existing constitution in the following ways:

●	the authorised share capital will be updated to reflect the outcome of Proposal No. 2 (described below);

●	the definition of “Automatic Conversion Event” shall be updated to reflect that each Class A Ordinary Share shall be convertible into five (5) Class B Ordinary Shares pursuant to Article 3;

●	Articles 3.1.3 and 3.1.4 will be amended such that each Class A Ordinary Share shall be convertible into five (5) Class B Ordinary Shares;

●	the authority conferred on the directors of the Company to allot shares shall be extended for a further 5 year period from the date of the Extraordinary General Meeting pursuant to Articles 6.3 and 6.4;

●	Article 51.1 will be amended such that the proscribed maximum number of directors will be fourteen;

●	a director shall be removable from office by notice in writing served upon him signed by a majority of co-directors pursuant to Article 19.1.4;

●	Article 27.6 will be amended such that three members shall constitute a quorum;

●	the deposit of proxies by electronic format will be explicitly allowed in Article 29.7; and

●	an erroneous duplication of the definition of “A Share Transfer” will be removed from Article 3.1.4.

It is proposed that the Constitution be approved and adopted as the constitution of the Company in substitution for and to the exclusion of the existing constitution of the Company.

Vote Required

As a special resolution, Proposal No. 1 requires votes in favor representing 75% or more of the votes cast (in person or by proxy) at the Extraordinary General Meeting in order to be passed.

Recommendation of the Board

The Board recommends a vote FOR the approval of Proposal No. 1.

PROPOSAL NO. 2
APPROVAL OF THE INCREASE IN AUTHORIZED SHARE CAPITAL

Background

As of the date hereof, the authorized share capital of the Company is $1,750,000 divided into 5,000,000 Class A Ordinary Shares with a nominal value of $0.05 each, 25,000,000 Class B Ordinary Shares with a nominal value of $0.05 each and 50,000,000 preferred shares with a nominal value of $0.005 each.

On August 4, 2025, the Board approved an increase to the Company’s authorized share capital to $501,750,000 by the creation of ten billion (10,000,000,000) new Class B Ordinary Shares with a nominal value of $0.05 each.

It is proposed that the Increase in Authorized Share Capital be approved.

Vote Required

The approval of Proposal No. 2 requires the affirmative vote of a simple majority of the votes of the shareholders entitled to vote and voting on the proposal, present in person or voting by proxy.

Recommendation of the Board

The Board recommends a vote FOR the approval of Proposal No. 2.

 PROPOSAL NO. 3
APPROVAL OF THE EQUITY INCENTIVE PLAN SHARE INCREASE

Background

Effective October 26, 2022, our Board adopted the 2022 Equity Incentive Plan (the “Plan”) authorizing a total of 2,000,000 shares of our Class B Ordinary Shares for future issuances under the Plan.

Under the Plan, the exercise price of a granted option shall not be less than 100% of the fair market value on the date of grant (110% of the fair market value in the case of a 10% shareholder). Additionally, no option may be exercisable more than ten (10) years after the date it is granted (no more than five (5) years in the case of a 10% shareholder). The forgoing description of the Plan’s material terms is qualified in its entirety by reference to the Plan, a copy of which is attached to this written resolution at Appendix B and marked for the purposes of identification with the letter “B”.

As of August 22, 2025, there are 117,000 Class B Ordinary Shares available for future issuance under the Plan.

On August 4, 2025, the Board approved an increase in the pool of shares or share options available to be awarded to employees, consultants and directors pursuant to the Plan by an additional 5,000,000 Class B Ordinary Shares.

It is proposed that the Equity Incentive Plan Share Increase be approved. If approved, the Equity Incentive Plan Share Increase will be effective as of August 4, 2025 (the date that the Board approved such increase).

Vote Required

The approval and adoption of Proposal No. 3 requires the affirmative vote of a simple majority of the votes of the shareholders entitled to vote and voting on the proposal, present in person or voting by proxy.

Recommendation of the Board

The Board recommends a vote FOR the approval of Proposal No. 3.

OTHER MATTERS

Our Board is not aware of any business to come before the Meeting other than those matters described above in this Proxy Statement. However, if any other matters should properly come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons voting the proxies.

By Order of the Board of Directors

Dated: August 22, 2025	/s/ Daniel Joseph McClory
Daniel Joseph McClory
Executive Chairman

Appendix A

COMPANIES ACT, 2014

PUBLIC COMPANY LIMITED BY SHARES

CONSTITUTION

OF

BRERA HOLDINGS PUBLIC LIMITED COMPANY

Incorporated on 30 June 2022

COMPANIES ACT, 2014

PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

BRERA HOLDINGS PUBLIC LIMITED COMPANY

1.	Company Name

The name of the Company is Brera Holdings Public Limited Company

2.	Company Type

The Company is a public limited company for the purposes of Part 17 of the Companies Act 2014.

3.	The objects for which the Company is established are:

3.1	To promote the practice and play of football and other athletic sports, games and exercise of every description, and other sports, recreation, amusements or entertainments, and to buy, sell, exchange or hire, all articles, implements, fixtures, furniture, apparatus and things used in the playing or practice of such games or pursuits, and any other implements or things used or required therefor, or for the promotion of the objects of the Company, including prizes to be given in any competition or competitions promoted by the Company, and for that purpose to establish, engage, and maintain, teams of football and other players whether composed of amateur or professional players, or partly of one and partly of the other.

3.2	To acquire and take over as a going concern the assets contracts and liabilities of football clubs including but not limited to Brera FC.

3.3	To carry on the business of a holding company and to co–ordinate the administration, finances and activities of any subsidiary companies or associated companies, to do all lawful acts and things whatever that are necessary or convenient in carrying on the business of such a holding company and in particular to carry on in all its branches the business of a management services company, to act as managers and to direct or coordinate the management of other companies or of the business, property and estates of any company or person and to undertake and carry out all such services in connection therewith as may be deemed expedient by the Company’s board of directors and to exercise its powers as a member or shareholder of other companies.

3.4	To arrange, conduct, promote, organise, stage, advertise and publicise football matches, tournaments, exhibitions and meetings of all kinds, and join in and promote competitions for challenge cups or other similar competitions for the purposes of the Company or for the benefit of charities or other like objects.

3.5	To acquire and hold controlling and other interests in the share or loan capital of any company or companies and to coordinate the administration, finances and activities of any subsidiary companies or associated companies, to do all lawful acts and things whatsoever that are necessary or convenient in carrying on the business of such a holding company and in particular to carry on, in all its branches, the business of a management services company, to act as managers and to direct or coordinate the management and operation of other companies or of the business, property and estates of any company or person and to undertake and carry out all such services in connection therewith as may be deemed necessary or appropriate by the Company’s board of directors.

3.6	To carry on any other business, except the issuing of policies of insurance, which may seem to the Company capable of being conveniently carried on in connection with the above, or calculated directly or indirectly to enhance the value of or render profitable any of the Company's property or rights.

3.7	To invest any monies of the Company in such investments and in such manner as may from time to time be determined, and to hold, sell or deal with such investments and generally to purchase, take on lease or in exchange or otherwise acquire any real and personal property and rights or privileges.

3.8	To subscribe for, take, purchase or otherwise acquire and hold shares or other interests in, or securities of any other company having objects altogether or in part similar to those of the Company or carrying on any business capable of being carried on so as, directly or indirectly, to benefit the Company.

3.9	To develop and turn to account any land acquired by the Company or in which it is interested and in particular by laying out and preparing the same for building purposes, constructing, altering, pulling down, decorating, maintaining, fitting up and improving buildings and conveniences, and by planting, paving, draining, farming, cultivating, letting on building lease or building agreement and by advancing money to and entering into contracts and arrangements of all kinds with builders, tenants and others.

3.10	To acquire and undertake the whole or any part of the business, property, goodwill and assets of any person, firm or company carrying on or proposing to carry on any of the businesses which the Company is authorised to carry on, or which can be conveniently carried on in connection with the same, or may seem calculated directly or indirectly to benefit the Company.

3.11	To employ the funds of the Company in the development and expansion of the business of the Company and all or any of its subsidiary or associated companies and in any other company whether now existing or hereafter to be formed and engaged in any like business of the Company or any of its subsidiary or associated companies or of any other industry ancillary thereto or which can conveniently be carried on in connection therewith.

3.12	To lend money to such persons or companies either with or without security and upon such terms as may seem expedient.

3.13	To borrow or otherwise raise money or carry out any other means of financing, whether or not by the issue of stock or other securities, and to enter into or issue interest and currency hedging and swap agreements, forward rate agreements, interest and currency futures or options and other forms of financial instruments, and to purchase, redeem or pay off any of the foregoing.

3.14	To secure the payment of money or other performance of financial obligations in such manner as the Company shall think fit, whether or not by the issue of debentures or debenture stock, perpetual or otherwise, charged upon all or any of the Company's property, present or future, including its uncalled capital.

3.15	To adopt such means of making known the Company and its products and services as may seem expedient.

3.16	To sell, improve, manage, develop, exchange, lease, mortgage, enfranchise, dispose of, turn to account or otherwise deal with all or any part of the property, undertaking, rights or assets of the Company and for such consideration as the Company might think fit. Generally to purchase, take on lease or in exchange or otherwise acquire any real and personal property and rights or privileges.

3.17	To acquire and carry on any business carried on by a subsidiary or a holding Company of the Company or another subsidiary of a holding company of the Company.

3.18	To provide services of any kind including the carrying on of advisory, consultancy, brokerage and agency business of any kind.

3.19	To guarantee, grant indemnities in respect of, support or secure, whether by personal covenant or by mortgaging or charging all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company, or by both such methods, the performance of the contracts or obligations of and the repayment or payment of the principal amounts of and premiums, interest and dividends on any securities of any person, firm or company, including (without prejudice to the generality of the foregoing) any company which is for the time being the Company's holding company as defined by section 8 of the Companies Act 2014, or another subsidiary as defined by section 7 of the Companies Act 2014 of the Company's holding company or otherwise associated with the Company in business notwithstanding the fact that the Company may not receive any consideration, advantage or benefit, direct or indirect from entering into such guarantee or other arrangement or transaction contemplated herein.

3.20	To amalgamate with any other company.

3.21	To apply for, purchase, hold, exploit, deal in, dispose or otherwise acquire any patents, brevets d'invention, licences, trade marks, copyright, franchise, technology, intellectual property right and knowhow and the like, whether by means of licensing, sub-licensing, distribution, research and development or similar arrangement or agreement, conferring any exclusive or non-exclusive or limited right to use or any secret or other information as to any invention or technology which may seem capable of being used, for any of the purposes of the Company or the acquisition of which may seem calculated directly or indirectly to benefit the Company, and to use, exercise, develop or grant licences in respect of or otherwise turn to account the property rights or information so acquired.

3.22	To enter into partnership or into any arrangement for sharing profits, union of interests, co-operation, joint venture or otherwise with any person or company or engage in any business or transaction capable of being conducted so as directly or indirectly to benefit the Company.

3.23	To grant pensions or gratuities (to include death benefits) to any officers or employees or ex-officers or ex-employees of the Company, or its predecessors in business or the relations, families or dependants of any such persons, and to establish or support any non-contributory or contributory pension or superannuation funds, any associations, institutions, clubs, buildings and housing schemes, funds and trusts which may be considered calculated to benefit any such persons or otherwise advance the interests of the Company or of its members.

3.24	To promote any company or companies for the purpose of acquiring all or any of the property and liabilities of the Company or for any other purpose which may seem directly or indirectly calculated to benefit the Company.

3.25	To remunerate any person or company for services rendered or to be rendered in placing or assisting to place or guaranteeing the placing of any of the shares in the Company's capital or any debentures, debenture stock or other securities of the Company, or in or about the formation or promotion of the Company or the conduct of its business.

3.26	To draw, make, accept, endorse, discount, execute and issue promissory notes, bills of exchange, bills of lading, warrants, debentures, letters of credit and other negotiable or transferable instruments.

3.27	To undertake and execute any trusts the undertaking whereof may seem desirable, whether gratuitously or otherwise.

3.28	To procure the Company to be registered or recognised in any country or place.

3.29	To promote freedom of contract and to counteract and discourage interference therewith, to join any trade or business federation, union or association, with a view to promoting the Company's business and safeguarding the same.

3.30	To do all or any of the above things in any part of the world as principal, agent, contractor, trustee or otherwise, and by or through trustees, agents or otherwise and either alone or in conjunction with others.

3.31	To distribute any of the property of the Company in specie among the members.

3.32	To do all such other things as the Company may think incidental or conducive to the attainment of the above objects or any of them.

NOTE A: The objects specified in each paragraph of this clause shall, except where otherwise expressed in such paragraph, be in no way limited or restricted by reference to, or inference from, the terms of any other paragraph.

NOTE B: It is hereby declared that the word "company" in this clause (except where it refers to this Company) will be deemed to include any partnership or other body of persons, whether or not incorporated and whether formed in Ireland or elsewhere.

4.	Liability of Members

The liability of the members is limited.

5.	Share Capital

The authorised share capital of the Company is $501,750,000 divided into 5,000,000 class A ordinary shares with a nominal value of $0.05 each, 10,025,000,000 class B ordinary shares with a nominal value of $0.05 each, 50,000,000 preferred shares with a nominal value of $0.005 each.

COMPANIES ACT 2014

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

BRERA HOLDINGS PUBLIC LIMITED COMPANY

PRELIMINARY

1.	The provisions of the Act which are stated therein to apply to a public limited company will apply to the Company subject to the alterations contained in these Articles, and will, so far as not inconsistent with these Articles, bind the Company and its members.

2.	In these Articles the following expressions shall have the following meanings:

Act means the Companies Act 2014;

Acts means the Act and all statutes and statutory instruments which are to be read as one with, or construed or read together with or are one with the Act and every statutory modification and re-enactment thereof for the time in force;

A Shares means the class A ordinary shares of nominal value $0.05 each in the capital of the Company;

A Share(s) Transfer means any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in an A Share, whether or not for value and whether voluntary or involuntary or by operation of law. An A Share Transfer shall also include, without limitation, a transfer of an A Share to a broker or other nominee (regardless of whether or not there is a corresponding change in beneficial ownership), or the transfer of, or entering into a binding agreement with respect to, Voting Control over an A Share by proxy or otherwise; provided, however, that the following shall not be considered an A Share Transfer:

a)	the granting of a proxy to officers or directors of the Company at the request or approval of the Board in connection with actions to be taken at an annual or special meeting of members or by written consent of members;

b)	the transfer of one or more A Shares by (i) gift or pursuant to a domestic relations order from a holder of an A Share to such holder’s Privileged Relation or (ii) to a trust or trusts for the exclusive benefit of such holder or his Privileged Relation for no consideration;

c)	the transfer of one or more A Shares effected pursuant to the holder’s will or the laws of intestate succession;

d)	as to any holder that is a trust established for the exclusive benefit of a prior holder of such A Shares or such prior holder’s Privileged Relation, the transfer of one or more A Shares to the prior holder or such prior holder’s Privileged Relation for no consideration;

e)	the granting of a repurchase right to the Company pursuant to an agreement wherein the Company has the right or option to purchase or to repurchase A Shares provided, however, that the Company's purchase or repurchase of such A Shares pursuant to the exercise of such right or option shall constitute an A Share Transfer; or

f)	upon the request of the transferor, any transfer approved by a majority of the disinterested members of the Board, even though the disinterested directors may be less than a quorum, or if there are not any disinterested members on the Board, the entire Board;

Automatic Conversion Event means an event wherein one or more A Shares automatically convert into five or more B Shares pursuant to Article 3;

B Shares means the class B ordinary shares of nominal value $0.05 each in the capital of the Company;

Board means the board of directors for the time being of the Company;

Clear Days means in relation to the period of notice, means that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

Committee means a committee established by the directors which may consist in whole or in part of members of the Board;

Company means Brera Holdings Public Limited Company;

Control means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise;

Director means a director for the time being of the Company or a director present at a meeting of the Board and includes any person occupying the position of director by whatever name called, and directors means all of such persons;

electronic communication has the meaning given to such expression in section 2 of the Electronic Commerce Act, 2000;

Holder means in relation to any Share, the member whose name is entered in the Register as the holder of the Share;

intermediary has the meaning given to that term in Section 1110A of the Act;

Ireland means Ireland excluding Northern Ireland;

Preferred Shares means the preferred shares of nominal value $0.005 each in the capital of the Company;

Privileged Relation means in relation to an individual, such person’s spouse or Spousal Equivalent, the lineal descendant or antecedent, brother, sister, nephew or niece, of such person or such person’s spouse or Spousal Equivalent, or the spouse or Spousal Equivalent of any lineal descendant or antecedent, brother, sister, nephew or niece of such person, or his or her spouse or Spousal Equivalent, whether or not any of the above are adopted;

the register means the register of members to be kept as required by the Act and registered address means the address of a member as entered in the register;

Spousal Equivalent means any two natural persons if the relevant person and the related party are registered as “domestic partners” or the equivalent thereof under the laws of their state of residence or any other law having similar effect or provided the following circumstances are true: (a) irrespective of whether or not the relevant person and the Spousal Equivalent are the same sex, they are the sole spousal equivalent of the other for the last twelve (12) months, (b) they intend to remain so indefinitely, (c) neither are married to anyone else, (d) both are at least eighteen (18) years of age and mentally competent to consent to contract, (e) they are not related by blood to a degree of closeness that which would prohibit legal marriage in the state in which they legally reside, (f) they are jointly responsible for each other’s common welfare and financial obligations, and (g) they reside together in the same residence for the last twelve (12) months and intend to do so indefinitely;

the seal means the common seal of the Company; and

Voting Control means the power (whether exclusive or shared) to vote or direct the voting of A Shares by proxy, voting agreement or otherwise.

2.1.	Unless the contrary is clearly stated, references to the Act or to any other enactment (including any subordinate legislation) or any section or provision thereof shall mean the Act or such enactment, subordinate legislation, section or provision (as the case may be), as the same may be consolidated, amended, extended, modified, supplemented or re-enacted (whether before or after the date hereof) from time to time and may be for the time being in force.

2.2.	Unless specifically defined in this Constitution or the context otherwise requires, words or expressions contained in this Constitution and not specifically defined herein shall bear the same meanings as in the Act, but excluding any statutory modification thereof not in force when this Constitution became binding on the Company and the members.

2.3.	Reference to any document includes that document as amended or supplemented from time to time.

2.4.	Unless the context otherwise requires, expressions in this Constitution referring to writing shall be construed, unless the contrary intention appears, as including references to printing, lithography, photography and to writing in electronic form and any other modes of representing or reproducing words in a visible form, and expressions in this Constitution referring to execution of any document shall include any mode of execution whether under seal or under hand.

2.5.	Unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing the masculine include the feminine, and words importing persons include corporations.

2.6.	Headings are inserted for convenience only and do not affect the construction or interpretation of this Constitution.

Unless the context otherwise requires, reference to Articles and to paragraphs in these Articles are to the Articles, and paragraphs of the Articles, of this Constitution.

SHARE CAPITAL AND VARIATION OF RIGHTS

3.	Share Capital, Variation of Rights And Migration;

The authorised share capital of the Company is $501,750,000 divided into 5,000,000 class A ordinary shares with a nominal value of $0.05 each, 10,025,000,000 class B ordinary shares with a nominal value of $0.05 each, 50,000,000 preferred shares with a nominal value of $0.005 each.

3.1.	Rights attaching to A Shares

3.1.1.	The A Shares shall rank pari passu with each other in all respects and shall, subject to the right of the Company to set record dates for the purposes of determining the identity of members entitled to notice of and/or to vote at a general meeting and the authority of the Board and chairperson of the meeting to maintain order and security, (i) include the right to attend any general meeting of the Company and to vote on the basis set out in Article 3.1.2 below; (ii) include the right to participate pro rata in all dividends declared by the Company; and (iii) include the right, in the event of the Company’s winding up, to participate pro rata in the total assets of the Company.

3.1.2.	Each holder of A Shares shall be entitled to ten (10) votes for each A Share held as of the applicable date on any matter that is submitted to a vote or for the consent of members of the Company.

3.1.3.	Each A Share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Company, and without the payment of additional consideration by the holder thereof, into five (5) fully paid B Shares. In the event that a holder of A Shares elects to convert such shares into B Shares, the conversion shall be deemed to have been made immediately prior to the close of business on the date of the surrender of the A Shares to be converted.

3.1.4.	On the occurrence of an A Share Transfer, each A Share the subject of such transfer shall automatically, without any further action, convert into five (5) fully paid and non-assessable B Shares; provided, however, that if a holder of A Shares transfers any A Shares to another holder of A Shares, then such A Share Transfer will not constitute an Automatic Conversion Event. In the event of an Automatic Conversion Event, such conversion shall be deemed to have been made at the time that the Transfer of such shares occurred.

3.1.5.	The rights attaching to the A Shares may be subject to the terms of issue of any series or class of Preferred Shares allotted by the Directors from time to time in accordance with Article 6.7.

3.2.	Conversion Mechanism for A Shares

3.2.1.	Before any holder of A Shares shall be entitled to convert A Shares into B Shares, the holder shall either (1) surrender the certificate or certificates therefor, duly endorsed, at the office of the Company; (2) notify the Company that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates, and shall give written notice to the Company at its registered office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for B Shares are to be issued; provided, however, that on the date of an Automatic Conversion Event, the outstanding A Shares subject to such Automatic Conversion Event shall be converted automatically without any further action by the holder of such shares and whether or not the certificates representing such shares are surrendered to the Company; provided further, however, that the Company shall not be obligated to issue certificates evidencing the B Shares issuable upon such Automatic Conversion Event unless either the certificates evidencing such A Shares are delivered to the Company as provided above, or the holder notifies the Company that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates.

3.2.2.	On the date of a conversion pursuant to this Article 3.2, all rights of the holder of the A Shares shall cease and the holder or holders in whose name the certificate or certificates representing the B Shares are to be issued shall be treated for all purposes as having become the record holder of such B Shares, notwithstanding that the certificates representing such A Shares shall not have been surrendered at the registered office of the Company, that notice from the Company shall not have been received by any holder of record of A Shares, or that the certificates evidencing such B Shares shall not then be actually delivered to such holder.

3.2.3.	In the event of a conversion pursuant to, and in accordance with the terms of, this Article 3.2, the Company shall, as soon as practicable thereafter, issue and deliver at such office to such holder of A Shares, or to the nominee of such holder, a certificate for the number of B Shares to which such holder shall be entitled.

3.2.4.	The Company may, from time to time, establish such policies and procedures relating to the conversion of A Shares to B Shares, including the issuance of share certificates with respect thereto, as it may deem necessary or advisable, and may request that holders of A Shares furnish affidavits or other proof to the Company as it deems necessary to verify the ownership of A Shares and to confirm that a conversion to B Shares has not occurred, provided, however, that such policies and procedures shall not inhibit the ability of a holder to convert such A Shares to B Shares. A determination by the Secretary of the Company that an Automatic Conversion Event has occurred shall be conclusive.

3.2.5.	In the event that any A Shares shall be converted pursuant to this Article 3.2, the A Shares so converted shall be cancelled and shall not be re-issuable by the Company.

3.2.6.	The Company shall procure that at all times there are sufficient unissued B Shares available to provide for the conversion of A Shares into B Shares in accordance with this Article 3.2. Where any A Share remains capable of converting into a B Share, the Company shall not consolidate or sub-divide the A Shares unless, at the same time, it also consolidates or sub-divides the B Shares to the extent possible.

3.3.	Rights attaching to B Shares

3.3.1.	The B Shares shall rank pari passu with each other in all respects and shall, subject to the right of the Company to set record dates for the purposes of determining the identity of members entitled to notice of and/or to vote at a general meeting and the authority of the Board and chairperson of the meeting to maintain order and security, (i) include the right to attend any general meeting of the Company and to vote on the basis set out in 3.3.2 below; (ii) include the right to participate pro rata in all dividends declared by the Company; and (iii) include the right, in the event of the Company’s winding up, to participate pro rata in the total assets of the Company.

3.3.2.	Each holder of B Shares shall be entitled to one (1) vote for each B Share held as of the applicable date on any matter that is submitted to a vote or for the consent of members of the Company.

3.3.3.	The rights attaching to the B Shares may be subject to the terms of issue of any series or class of Preferred Shares allotted by the Directors from time to time in accordance with Article 6.7.

3.4.	Class Voting of A and B Shares and Other Rights of A and B Shares

3.4.1.	Except as otherwise provided herein or by applicable law, the holder of A Shares and B Shares shall at all times vote together as one class on all matters (including the election of directors) submitted to a vote or for the consent of members of the Company.

3.4.2.	Except as expressly provided in this Article 3, A Shares and B Shares shall rank pari passu with each other and have the same rights and preferences.

COMPANY SEAL

4.	Without prejudice to the provisions of the Act in relation to the use of the seal of a company, any registered person authorised by the Board in accordance with the applicable provisions of the Act will be entitled to use the seal of the Company and may sign or countersign an instrument to which the seal is affixed, and an alternate who is not also a director will also be entitled to sign or countersign an instrument to which the seal is affixed, as if he were the director who appointed him.

OFFICIAL SEAL

5.	The Company may have for use in any place abroad an official seal which shall resemble the seal of the Company with the addition on its face of the name of every place abroad where it is to be used.

ALLOTMENT OF SHARES

6.

6.1.	Subject to the provisions of these Articles relating to new shares, the shares shall be at the disposal of the Directors, and they may (subject to the provisions of the Act) allot, grant options over or otherwise dispose of them to such persons, on such terms and conditions and at such times as they may consider to be in the best interests of the Company and its shareholders, but so that no share shall be issues at a discount save in accordance with the Act, and so that, in the case of shares offered to the public for subscription, the amount payable on application on each such share shall not be less than one-quarter of the nominal amount of the share and the whole of any premium thereon. To the extent permitted by the Act, shares may also be allotted by a committee of the Directors or by any other person where such committee or person is so authorised by the Directors.

6.2.	Subject to any requirement to obtain the approval of shareholders under any laws, regulations or the rules of any stock exchange on which any ordinary shares are admitted to trading, the Directors may grant from time to time options or awards to purchase or subscribe for any number of shares of any class or classes or of any series of any class and other securities or ownership interests of the Company any person, including Directors and other persons in the service or employment of the Company or any subsidiary or associate company of the Company, on such terms and subject to such conditions as may be approved from time to time by the Directors or by any committee thereof appointed by the Directors for the purpose of such approval and to cause warrants or other appropriate instruments evidencing such options to be issued.

6.3.	The Directors are hereby generally and unconditionally authorised pursuant to Section 1021 of the Act, in substitution for all existing such authorities, to exercise all powers of the Company to allot relevant securities (within the meaning of Section 1021 of the Act) provided that such power shall be limited to the allotment of relevant securities up to the amount of the Company’s authorised but unissued share capital and to allot and issue any shares acquired by or on behalf of the Company pursuant to the provisions of Chapter 6 of Part 3 of the Act and held as treasury shares. Unless renewed, or a longer period of time is allowed under applicable law, this authority shall expire on 14th September 2030, save that the Company may before such expiry date make an offer or agreement which would or might require relevant securities to be allotted after such authority has expired and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority hereby conferred had not expired.

6.4.	The Directors are empowered pursuant to Section 1022 and Section 1023(3) of the Act, in substitution for all existing such authorities, to allot equity securities (within the meaning of Section 1023 of the Act) for cash pursuant to the authority conferred by Article 6.3 above as if Section 1022(1) of the Act, did not apply to any such allotment such power being limited to the allotment of equity securities (including, without limitation, any shares purchased by the Company pursuant to the provisions of the Act and held as treasury shares) up to an amount equal to the aggregate nominal value of the authorised but unissued share capital of the Company from time to time. The authority hereby conferred shall expire on 14th September 2030, save that the Company may before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such authority has expired and the Directors may allot relevant securities in pursuance of such offer or agreement notwithstanding that the power hereby conferred had not expired. The authority hereby conferred may be renewed, revoked or varied by special resolution of the Company.

6.5.	The directors or any duly authorised committee thereof may execute and do all such documents, acts and things as in their opinion are necessary or desirable in order to give effect to the authority conferred by this Article.

6.6.	For the purposes of this Article, shares includes a right to subscribe for shares or to convert securities into shares and securities has the meaning given to such term in Section 64(1) of the Act.

Preferred Shares

6.7.	The Board is empowered to cause the Preferred Shares to be issued from time to time as shares of one or more series of Preferred Shares, and in the resolution or resolutions providing for the issue of Preferred Shares of each particular series, before issuance, the Board is expressly authorised to fix:

(a)	the distinctive designation of such series and the number of shares which shall constitute such series, which number may be increased (except as otherwise provided by the Board in creating such series) or decreased (but not below the number of shares thereof then in issue) from time to time by resolution of the Board;

(b)	the rate of dividends payable on shares of such series, if any, whether or not and upon what conditions dividends on shares of such series shall be cumulative and, if cumulative, the date or dates from which dividends shall accumulate and the preference or relation which such dividends shall bear to the dividends payable on any other class or classes or on any other series of share capital;

(c)	the terms, if any, on which shares of such series may be redeemed, including without limitation, the redemption price or prices for such series, which may consist of a redemption price or scale of redemption prices applicable only to redemption in connection with a sinking fund (which term as used herein shall include any fund or requirement for the periodic purchase or redemption of shares), and the same or a different redemption price or scale of redemption prices applicable to any other redemption;

(d)	the terms and amount of any sinking fund provided for the purchase or redemption of shares of such series;

(e)	the amount or amounts which shall be paid to the holders of shares of such series in case of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary;

(f)	the terms, if any, upon which the holders of shares of such series may convert shares thereof into shares of any other class or classes or of any one or more series of the same class or of another class or classes;

(g)	the voting rights, full or limited, if any, of the shares of such series; and whether or not and under what conditions the shares of such series (alone or together with the shares of one or more other series having similar provisions) shall be entitled to vote separately as a single class, for the election of one or more additional Directors in case of dividend arrears or other specified events, or upon other matters;

(h)	whether or not the holders of shares of such series, as such, shall have any pre-emptive or preferential rights to subscribe for or purchase shares of any class or series of shares of the Company, now or hereafter authorised, or any securities convertible into, or warrants or other evidences of optional rights to purchase or subscribe for, shares of any class or series of the Company, now or hereafter authorised;

(i)	the limitations and restrictions, if any, to be effective while any shares of such series are outstanding upon the payment of dividends, or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, any other class or classes of shares ranking junior to the shares of such series either as to dividends or upon liquidation, dissolution or winding up;

(j)	the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issuance of any additional shares (including additional shares of such series or of any other class) ranking on a parity with or prior to the shares of such series as to dividends or distribution of assets upon liquidation; and

(k)	such other rights, preferences and limitations as may be permitted to be fixed by the Board of the Company under the laws of Ireland as in effect at the time of the creation of such series.

6.7.1.	The Board is authorised to change the designations, rights, preferences and limitations of any series of Preferred Shares theretofore established, no shares of which have been issued.

6.7.2.	The rights conferred upon the member of any pre-existing shares in the share capital of the Company shall be deemed not to be varied by the creation, issue and allotment of Preferred Shares in accordance with these Articles.

VARIATION OF RIGHTS ATTACHING TO SHARES

7.

7.1.	Without prejudice to the authority conferred on the directors pursuant to Article 6.7 to issue Preferred Shares in the capital of the Company, if at any time the share capital of the Company is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound up, be varied or abrogated with the consent in writing of the holders of 75% in nominal value of the issued shares in that class, or pursuant to a Special Resolution passed at a separate general meeting of the holders of the shares of that class. All the provisions of these Articles relating to meetings of the Company shall apply mutatis mutandis to every separate general meeting of the holders of any class of shares in the Company.

7.2.	The redemption or purchase of Preferred Shares or any class or series of Preferred Shares shall not constitute a variation of rights of the holders of Preferred Shares.

7.3.	The issue, redemption or purchase of any of the Preferred Shares shall not constitute a variation of the rights of the holders of A Shares or B Shares.

7.4.	The issue of Preferred Shares or any class or series of Preferred Shares which rank pari passu with, or junior to, any existing Preferred Shares or class of Preferred Shares shall not constitute a variation of the existing Preferred Shares or class of Preferred Shares.

7.5.	The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu or subordinate thereto or by a purchase, redemption by the Company of its own shares.

LIEN

8.

8.1.	The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) payable at a fixed time or called in respect of that share. The Directors, at any time, may declare any share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a share shall extend to all moneys payable in respect of it.

8.2.	The Company may sell in such manner as the Directors determine any share on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within fourteen Clear Days after notice demanding payment, and stating that if the notice is not complied with the share may be sold, has been given to the Holder of the share or to the person entitled to it by reason of the death or bankruptcy of the Holder.

8.3.	To give effect to a sale, the Directors may authorise some person to execute an instrument of transfer of the share sold to, or in accordance with the directions of, the purchaser. The transferee shall be entered in the Register as the Holder of the share comprised in any such transfer and he shall not be bound to see to the application of the purchase moneys nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings in reference to the sale, and after the name of the transferee has been entered in the Register, the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

8.4.	The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable and any residue (upon surrender to the Company for cancellation of the certificate for the shares sold and subject to a like lien for any moneys not presently payable as existed upon the shares before the sale) shall be paid to the person entitled to the shares at the date of the sale.

CALLS ON SHARES

9.

9.1.	Subject to the terms of allotment, the Directors may make calls upon the members in respect of any moneys unpaid on their shares, including shares where the conditions of allotment provide for payment at fixed times, and each member (subject to receiving at least fourteen Clear Days’ notice specifying when and where payment is to be made) shall pay to the Company as required by the notice the amount called on his shares. A call may be required to be paid by instalments. A call may be revoked before receipt by the Company of a sum due thereunder, in whole or in part and payment of a call may be postponed in whole or in part. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

9.2.	A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed.

9.3.	The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

9.4.	If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or, if no rate is fixed, at the appropriate rate (as defined by the Act) but the Directors may waive payment of the interest wholly or in part.

9.5.	An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or as an instalment of a call, shall be deemed to be a call and if it is not paid the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call.

9.6.	Subject to the terms of allotment, the Directors may make arrangements on the issue of shares for a difference between the Holders in the amounts and times of payment of calls on their shares.

9.7.	The Directors, if they think fit, may receive from any member willing to advance the same all or any part of the moneys uncalled and unpaid upon any shares held by him, and upon all or any of the moneys so advanced may pay (until the same would, but for such advance, become payable) interest at such rate, not exceeding (unless the Company in general meeting otherwise directs) fifteen percent per annum, as may be agreed upon between the Directors and the member paying such sum in advance.

9.8.

9.8.1.	If a member fails to pay any call or instalment of a call on the day appointed for payment thereof, the Directors, at any time thereafter and during such times as any part of the call or instalment remains unpaid, may serve a notice on him requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued.

9.8.2.	The notice shall name a further day (not earlier than the expiration of fourteen Clear Days from the date of service of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the shares in respect of which the call was made will be liable to be forfeited.

9.8.3.	If the requirements of any such notice as aforesaid are not complied with then, at any time thereafter before the payment required by the notice has been made, any shares in respect of which the notice has been given may be forfeited by a resolution of the Directors to that effect. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited shares and not paid before forfeiture. The Directors may accept a surrender of any share liable to be forfeited hereunder.

9.8.4.	On the trial or hearing of any action for the recovery of any money due for any call it shall be sufficient to prove that the name of the member sued is entered in the Register as the holder, or one of the holders, of the shares in respect of which such debt accrued, that the resolution making the call is duly recorded in the minute book and that notice of such call was duly given to the member sued, in pursuance of these Articles, and it shall not be necessary to prove the appointment of the Directors who made such call nor any other matters whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt.

9.9.	A forfeited share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal such a share is to be transferred to any person, the Directors may authorise some person to execute an instrument of transfer of the share to that person. The Company may receive the consideration, if any, given for the share on any sale or disposition thereof and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of and thereupon he shall be registered as the Holder of the share and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

9.10.	A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares, but nevertheless shall remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable by him to the Company in respect of the shares, without any deduction or allowance for the value of the shares at the time of forfeiture but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares.

9.11.	A statutory declaration that the declarant is a Director or the Secretary of the Company, and that a share in the Company has been duly forfeited on the date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share.

9.12.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

9.13.	The Directors may accept the surrender of any share which the Directors have resolved to have been forfeited upon such terms and conditions as may be agreed and, subject to any such terms and conditions, a surrendered share shall be treated as if it has been forfeited.

TRANSFER OF SHARES

10.

10.1.	The instrument of transfer of any share may be executed for and on behalf of the transferor by the Secretary, an Assistant Secretary or any such person that the Secretary or an Assistant Secretary nominates for that purpose (whether in respect of specific transfers or pursuant to a general standing authorisation), and the Secretary, Assistant Secretary or the relevant nominee shall be deemed to have been irrevocably appointed agent for the transferor of such share or shares with full power to execute, complete and deliver in the name of and on behalf of the transferor of such share or shares all such transfers of shares held by the members in the share capital of the Company. Any document which records the name of the transferor, the name of the transferee, the class and number of shares agreed to be transferred, the date of the agreement to transfer shares and the price per share, shall, once executed by the transferor or the Secretary, Assistant Secretary or the relevant nominee as agent for the transferor, and by the transferee where required by the Act, be deemed to be a proper instrument of transfer for the purposes of the Act. The transferor shall be deemed to remain the Holder of the share until the name of the transferee is entered on the Register in respect thereof, and neither the title of the transferee nor the title of the transferor shall be affected by any irregularity or invalidity in the proceedings in reference to the sale should the Directors so determine.

10.2.	The Company, at its absolute discretion, may, or may procure that a subsidiary of the Company shall, pay Irish stamp duty arising on a transfer of shares on behalf of the transferee of such shares of the Company. If stamp duty resulting from the transfer of shares in the Company which would otherwise be payable by the transferee is paid by the Company or any subsidiary of the Company on behalf of the transferee, then in those circumstances, the Company shall, on its behalf or on behalf of its subsidiary (as the case may be), be entitled to (i) seek reimbursement of the stamp duty from the transferee, (ii) set-off the stamp duty against any dividends payable to the transferee of those shares and (iii) claim a first and permanent lien on the shares on which stamp duty has been paid by the Company or its subsidiary for the amount of stamp duty paid. The Company’s lien shall extend to all dividends paid on those shares.

10.3.	Notwithstanding the provisions of these Articles and subject to any provision of the Act, title to any shares in the Company may also be evidenced and transferred without a written instrument in accordance with the Act or any regulations made thereunder. The Directors shall have power to permit any class of shares to be held in uncertificated form and to implement any arrangements they think fit for such evidencing and transfer which accord with such regulations and in particular shall, where appropriate, be entitled to disapply or modify all or part of the provisions in these Articles with respect to the requirement for written instruments of transfer and share certificates (if any), in order to give effect to such regulations.

10.4.	The Directors in their absolute discretion and without assigning any reason therefor may decline to register:

10.4.1.	any transfer of a share which is not fully paid; or

10.4.2.	any transfer to or by a minor or person of unsound mind;

but this shall not apply to a transfer of such a share resulting from a sale of the share through a stock exchange on which the share is listed.

10.5.	The directors may, in their absolute discretion, and without giving any reason for doing so, decline to register any transfer of any share unless:

10.5.1.	the instrument of transfer is accompanied by the certificate of the shares to which it relates, and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer; and

10.5.2.	the instrument of transfer is in respect of one class of share only.

10.6.	Section 95(1) of the Act shall not apply to any transfers made pursuant to this Article 10.

10.7.	The Directors may from time to time fix a record date for the purposes of determining the rights of members to notice of and/or to vote at any general meeting of the Company. The record date shall not precede the date upon which the resolution fixing the record date is adopted by the Directors, and the record date shall be not more than eighty nor less than ten days before the date of such meeting. If no record date is fixed by the Directors, the record date for determining members entitled to notice of or to vote at a meeting of the members shall be the close of business on the day next preceding the day on which notice is given. Unless the Directors determine otherwise, the determination of those members of record entitled to notice of or to vote at a meeting of members shall apply also to any adjournment or postponement of the meeting.

10.8.	In order that the Directors may determine the members entitled to receive payment of any dividend or other distribution or allotment of any rights or the members entitled to exercise any rights in respect of any change, conversion or exchange of shares, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 nor less than ten days prior to such action. If no record date is fixed, the record date for determining members for such purpose shall be at the close of business on the day on which the Directors adopt the resolution relating thereto.

ACQUISITION OF OWN SHARES

11.

11.1.	Subject to Article 11.2, all ordinary shares allotted by the Company shall be deemed to be redeemable shares on, and from the time of, the existence or creation of an agreement, transaction or trade between the Company (including any agent or broker acting on behalf of the Company) and any person (who may or may not be a shareholder) pursuant to which the Company acquires or will acquire ordinary shares, or any interest in ordinary shares, from the relevant person save for an acquisition for nil consideration pursuant to section 102(1) of the Act. In these circumstances, the acquisition of such shares by the Company, save where acquired for nil consideration in accordance with the Act, shall constitute the redemption of a redeemable share in accordance with Chapter 6 of Part 3 of the Act. No resolution, whether special or otherwise, shall be required to be passed to deem any ordinary share a redeemable share.

11.2.	If an ordinary share is listed on a securities market, a regulated market or another market recognised for the purposes of section 1072 of the Act, within the meaning of the Act, the provisions of Article 11.1 shall apply unless the Board resolves, prior to the existence or creation of any relevant arrangement, that the arrangement concerned is to be treated as a purchase of shares pursuant to Article 11.3.3 in which case the arrangement shall be so executed.

11.3.	Subject to the provisions of Chapter 6 of Part 3 and Chapter 5 of Part 17 of the Act and any provisions expressly provided otherwise in this Constitution or by the terms of issue in respect of any particular shares or class of shares, the Company may:

11.3.1.	pursuant to section 66(4) of the Act, issue any shares (whether preferred or otherwise) of the Company which are to be redeemed or are liable to be redeemed at the option of the Company or the shareholder on such terms and in such manner as may be determined by the Company in general meeting (by special resolution) on the recommendation of the Board. No resolution, whether special or otherwise, shall be required to deem any share a redeemable share;

11.3.2.	redeem shares (whether preferred shares or otherwise) of the Company on such terms as may be contained in or determined pursuant to the provisions of these Articles. Subject as aforesaid, the Company may cancel any such shares so redeemed or may hold them as treasury shares (as defined in section 106(1) of the Act) and re-issue such treasury shares as shares of any class or classes, or cancel them.

11.3.3.	Subject to or in accordance with the provisions of the Act and without prejudice to any special rights attached to any class of shares, pursuant to sections 105 and Chapter 5 of Part 17 of the Act, purchase any of its own shares (whether preferred or otherwise and including any redeemable shares and without any obligation to purchase on any pro rata basis as between shareholders or shareholders of the same class) and may cancel any such shares so purchased or hold them as treasury shares (as defined by section 106(1) of the Act) and may re-issue any such shares as shares of any class or classes or cancel them.

11.3.4.	Pursuant to section 83(3) of the Act, convert any of its shares into redeemable shares provided that the total number of shares which shall be redeemable pursuant to this authority shall not exceed the limit in section 1071(1)(b) of the Act. No resolution of the shareholders, whether special or otherwise, shall be required to be passed to convert any of the Company’s shares into redeemable shares.

11.4.	The Company may make a payment in respect of the purchase or redemption of its own shares in any manner permitted by the Act.

11.5.	The holder of the shares being purchased or redeemed shall be bound to deliver up to the Company the certificate(s) if any thereof for cancellation and thereupon the Company shall pay to him or her the purchase or redemption monies or consideration in respect thereof.

ALTERATION OF SHARE CAPITAL

12.	Increase of Capital

12.1.	The Company from time to time by ordinary resolution may increase the share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe.

12.2.	Subject to the provisions of the Act and these Articles, the new shares shall be issued to such persons, upon such terms and conditions and with such rights and privileges annexed thereto as the general meeting resolving upon the creation thereof shall direct and, if no direction be given, as the Directors shall determine and in particular such shares may be issued with a preferential or qualified right to dividends and in the distribution of the assets of the Company and with a special, or without any, right of voting.

12.3.	Except so far as otherwise provided by the conditions of issue or by these Articles, any capital raised by the creation of new shares shall be considered part of the pre-existing ordinary capital and shall be subject to the provisions herein contained with reference to calls and instalments, transfer and transmission, forfeiture, lien and otherwise.

13.	Consolidation, Sub-Division and Cancellation of Capital

The Company may by ordinary resolution (save where the Directors resolve otherwise):

13.1.	consolidate and divide all or any of its share capital into shares of a larger nominal value than the existing shares;

13.2.	subdivide the shares, or any of them, into shares of a smaller nominal value, so however that in the sub-division the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived;

13.3.	cancel any Shares which, at the date of the passing of the relevant ordinary resolution have not been taken or agreed to be taken by any person and reduce the amount of the Company's authorised share capital by the amount of the Shares so cancelled;

13.4.	increase the nominal value of any of the shares by the addition to them of any undenominated capital;

13.5.	reduce the nominal value of any of the shares by the deduction from them of any part of that value, subject to the crediting of the amount of the deduction to undenominated capital, other than the share premium account;

13.6.	convert any undenominated capital into shares for allotment as bonus shares to holders of existing shares; and/or

13.7.	subject to applicable law, change the currency denomination of its share capital.

14.	Subject to the provisions of the Act, the Company may:

14.1.	by special resolution change its name, alter or add to the memorandum of association with respect to any objects, powers or other matters specified therein or alter or add to these Articles;

14.2.	by special resolution reduce its company capital (including its share capital and any capital redemption reserve or share premium account) in any way it thinks expedient and, without prejudice to the generality of the foregoing, may

i.	extinguish or reduce the liability on any of its shares in respect of share capital not paid up;

ii.	either with or without extinguishing or reducing liability on any of its shares, cancel any paid up company capital which is lost or unrepresented by available assets; and

iii.	either with or without extinguishing or reducing liability on any of its shares, pay off any paid up company capital which is in excess of the wants of the Company,

and in relation to such reductions, the Company may by special resolution determine the terms upon which the reduction is to be effected, including in the case of a reduction of part only of any class of shares, those shares to be affected; and

14.3.	by resolution of the Directors change the location of its Office.

DIRECTORS

15.	Number of Directors

15.1.	Unless otherwise determined by the Company in General Meeting the number of Directors shall not be more than fourteen nor less than two. The continuing Directors may act notwithstanding any vacancy in their body, provided that, and subject as provided in these Articles, if the number of the Directors is reduced below the prescribed minimum the remaining Director or Directors shall appoint forthwith an additional Director or additional Directors to make up such minimum or shall convene a general meeting of the Company for the purpose of making such appointment. If there be no Director or Directors able or willing to act then any Member may summon a general meeting for the purpose of appointing Directors. Any additional Director so appointed shall hold office (subject to the provisions of the Act and these Articles) only until the conclusion of the annual general meeting of the Company next following such appointment unless he is re-elected during such meeting and he shall not retire by rotation at such meeting or be taken into account in determining the Directors who are to retire by rotation at such meeting.

15.2.	A Director is not required to hold shares in the Company. A Director (whether or not a member of the Company) shall be entitled to attend and speak at general meetings.

16.	Remuneration of Directors

16.1.	The remuneration to be paid to the Directors shall be at such rate and basis as the Directors shall determine from time to time. The Directors shall also be entitled to be paid their travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the Directors or any committee of the Directors or general meetings of the Company or otherwise in connection with the business of the Company, or to receive a fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly of the other. The amount, rate or basis of the fees, remuneration or expenses paid or to be paid to the Directors shall not require the approval of or ratification by the Company in general meeting.

16.2.	The Board may approve additional remuneration to any Director undertaking any special work or services for, or undertaking any special task on behalf of the Company including participating as a member of a committee, in addition to his ordinary work as a Director. Any remuneration or fees paid to a Director who is also a legal adviser to the Company or otherwise serves the Company in a professional capacity shall be in addition to any remuneration or fees paid to him as a Director of the Company.

17.	Powers of Directors

17.1.	The business of the Company shall be managed by the Directors, who may pay all expenses incurred in promoting and registering the Company and may exercise all such powers of the Company as are not, by the Act or by these Articles, required to be exercised by the Company in general meeting, subject, nevertheless, to any of these Articles and to the provisions of the Act.

17.2.	Subject to the Act, the Directors may exercise all the powers of the Company to borrow or raise money, and to mortgage or charge its undertaking, property, assets and uncalled capital or any part thereof and to issue debentures, debenture stock and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party, without any limitation as to amount.

17.3.	The Directors may from time to time and at any time by power of attorney appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

17.4.	The Directors shall cause minutes to be made in books provided for the purpose of:

17.4.1.	all appointments of officers made by the Directors;

17.4.2.	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

17.4.3.	all resolutions and proceedings at all meetings of the Company and of the Directors and of committees of Directors.

18.	Appointment of Directors

18.1.	At every Annual General Meeting of the Company all of the Directors shall retire from office unless re-elected by ordinary resolution at the annual general meeting. A Director retiring at a meeting shall retain office until the close or adjournment of the meeting.

18.2.	If, before the expiration of his or her term of office, a Director should be replaced for whatever reason, the term of office of the newly elected member of the Board shall expire at the end of the term of office of his or her predecessor.
18.3.	A retiring Director shall be eligible for re-election.

18.4.	The Company, at the meeting at which a Director retires in manner aforesaid, may fill the vacated office by electing a person thereto, and in default the retiring Director shall, if offering himself for re-election. be deemed to have been re-elected, unless at such meeting it is expressly resolved not to fill such vacated office, or unless a resolution for the re-election of such Director has been put to the meeting and lost.

18.5.	No person other than a Director retiring at the meeting shall, unless recommended by the Directors, be eligible for election to the office of Director at any general meeting unless not less than seven days before the day appointed for the meeting there shall have been left at the office notice in writing signed by a member duly qualified to attend and vote at the meeting for which such notice is given, of his intention to propose such person for election and also notice in writing signed by that person of his willingness to be elected.

18.6.	The Company may from time to time by Ordinary Resolution increase or reduce the number of Directors.

18.7.	The Directors shall have power at any time and from time to time to appoint any person who is willing to act to be a Director, either to fill a casual vacancy or as an addition to the existing Directors, but so that the total number of Directors shall not at any time exceed the number fixed in accordance with these Articles. Any Director so appointed shall, unless the appointment is subsequently approved or ratified by ordinary resolution prior to the next following annual general meeting, hold office only until the next following annual general meeting. If not re-appointed at such annual general meeting, such Director shall vacate office at the conclusion thereof.

18.8.	Subject as provided in these Articles, the Company by ordinary resolution may appoint a person to be a Director, either to fill a vacancy or as an additional Director.

19.	Vacation of Office of Director

19.1.	The office of a Director shall, in addition to the circumstances in which it shall be vacated described in Section 148(1) of the Act (bankruptcy and disqualification), also be vacated automatically if the Director dies in office, or if the Director:

19.1.1.	becomes subject to a declaration of restriction made pursuant to Chapter 3 of Part 14 of the Act; or

19.1.2.	is sentenced to a term of imprisonment following conviction of any indictable offence, unless the term of imprisonment is suspended, such that he is not imprisoned in respect of the offence; or

19.1.3.	is absent for more than six consecutive months without the permission of the Directors from meetings of the Directors or any committee thereof held during that period and his alternate Director (if any) shall not have attended any such meetings in his place during such period, and his co-Directors resolve that, by reason of such absence, he has vacated his office; or

19.1.4.	is removed from office by notice in writing served upon him signed by a majority of his co-Directors (any such removal being deemed to be an act of the Company); or

19.1.5.	is no longer reasonably regarded by his co-Directors as possessing an adequate decision- making capacity for reasons of health, and a majority of his co-Directors have accordingly resolved that his office be vacated on this ground;

19.1.6.	resigns his office by notice in writing to the Company; or

19.1.7.	makes any arrangement or composition in Ireland or elsewhere with his creditors generally, and his co-Directors resolve, for that reason, that his office be vacated.

19.2.	The provisions of paragraphs 19.1.1 to 19.1.7 of this Article shall apply to the exclusion of the provisions of Section 148(2) of the Act.

19.3.	The Company may by Ordinary Resolution, which extended notice has been given in accordance with Section 146 of the Act, remove any Director before the expiration of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director. Such removal shall be without prejudice to any claim such Director may have for damages for breach of any contract of service between him and the Company.

19.4.	The Company may, by Ordinary Resolution, appoint another person in place of a Director removed from office under Article 19.3 and without prejudice to the powers of the Directors under Article 18.7 the Company in general meeting may appoint any person to be a Director either to fill a casual vacancy or as an additional Director. A person appointed in place of a Director so removed or to fill such a vacancy shall be subject to retirement at the same time as if he had become a Director on the day on which the Director in whose place he is appointed was last elected a Director.

20.	Alternate Directors

20.1.	Any Director (the appointer) may at any time and from time to time appoint by notice in writing to the Company any person (including another Director) to be his alternate, provided always that no such appointment of a person other than a Director as an alternate will be effective unless and until such appointment is approved by resolution of the Directors.

20.2.	A person may act as an alternate for more than one Director and while he is so acting will be entitled to a separate vote for each Director he is representing and, if he is himself a Director, his vote or votes as an alternate will be in addition to his own vote.

20.3.	An alternate will be counted for the purpose of reckoning whether a quorum is present at any meeting attended by him at which he is entitled to vote, but where he is himself a Director or is the alternate of more than one Director he will only be counted once for such purpose.

20.4.	An alternate will be entitled, subject to his giving to the Company an address to receive notice of all meetings of the Directors and of all meetings of committees of which his appointer is a member, to receive notice of and attend and vote at any meeting of the Directors (or of a committee of which his appointer is a member) at which the appointer is not personally present. An alternate shall not be entitled to be remunerated or paid fees otherwise than out of the remuneration or fees as the case may be paid to the appointer.

20.5.	The alternate will be entitled, in the absence of the appointer, to exercise all the powers, rights, duties and authorities of the appointer as a Director (other than the right to appoint an alternate hereunder).

20.6.	An alternate's appointment will automatically come to an end if for any reason the appointer ceases to be a Director, but if a Director retires but is re-appointed or deemed to have been re-appointed at the meeting at which he retires, any appointment of an alternate made by him which was in force immediately prior to his retirement will continue after his re-appointment. Section 165(5) and (6) of the Act in relation to revocation of appointment shall apply.

21.	Proceedings of Directors

21.1.	The Directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings as they may think fit. The quorum necessary for the transaction of the business of the Directors shall be a majority of the Directors in office at the time when the meeting is convened. Questions arising at any meeting shall be decided by a majority of votes. Each Director present and voting shall have one vote.

21.2.	Where there is an equality of votes, the Chairman shall not have a second or casting vote.

21.3.	Any Director may participate in a meeting of the Directors by means of telephonic or other such communication whereby all persons participating in the meeting can hear each other speak, and participation in a meeting in this manner shall be deemed to constitute presence in person at such meeting and any Director may be situated in any part of the world for any such meeting.

21.4.	The Chairman or a majority of the Directors may, and the Secretary on the requisition of the Chairman or a majority of the Directors shall, at any time summon a meeting of the Directors. Any provision of an enactment permitting the Secretary to summon a meeting of the Directors on the requisition of a Director acting alone shall not apply to the Company.

21.5.	The continuing Directors may act notwithstanding any vacancy in their number but, if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the minimum number of Directors, the continuing Directors or Director may act for the purpose of increasing the number of Directors to that number or of summoning a general meeting of the Company but for no other purpose.

21.6.	The Directors may elect a Chairman of their meetings and determine the period for which he is to hold office. Any Director may be elected no matter by whom he was appointed but if no such Chairman is elected, or if at any meeting the Chairman is not present within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to be Chairman of the meeting.

21.7.	The Board may from time to time designate committees of the Board, with such powers and duties as the Board may decide to confer on such committees (including the power to subdelegate), and shall, for those committees and any others provided for herein, elect a Director or Directors to serve as the member or members, designating, if it desires, other Directors as alternate members who may replace any absent or disqualified member at any meeting of the committee. Adequate provision shall be made for notice to members of all meetings; a majority of the members shall constitute a quorum and all matters shall be determined by a majority vote of the members present. Action may be taken by any committee without a meeting if all members thereof consent thereto in writing, and the writing or writings are filed with the minutes of the proceedings of such committees.

21.8.	A committee may elect a chairman of its meeting. If no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the members present may choose one of their number to be chairman of the meeting.

21.9.	All acts done by any meeting of the Directors or of a committee of Directors or by any person acting as a Director shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

21.10.	Notwithstanding anything in these Articles or in the Act which might be construed as providing to the contrary, notice of every meeting of the Directors shall be given to all Directors either by mail not less than 48 hours before the date of the meeting, by telephone, email, or any other electronic means on not less than 24 hours’ notice, or on such shorter notice as person or persons calling such meeting may deem necessary or appropriate and which is reasonable in the circumstances. Any Director may waive any notice required to be given under these Articles, and the attendance of a Director at a meeting shall be deemed to be a waiver by such Director.

21.11.	A resolution or other document in writing (in electronic form or otherwise) signed (whether by electronic signature, advanced electronic signature or otherwise as approved by the Directors) by (a) all of the Directors entitled to receive notice of a meeting of Directors or of a committee of Directors or (b) a majority of the Directors where notice in accordance with Article 21.10 of the resolution or other document in writing has been given to all Directors entitled to receive notice of a meeting of Directors or of a committee of Directors, shall be as valid as if it had been passed at a meeting of Directors or (as the case may be) a committee of Directors duly convened and held, and may consist of several documents in the like form each signed by one or more Directors, and such resolution or other document or documents when duly signed may be delivered or transmitted (unless the Directors shall otherwise determine either generally or in any specific case) by facsimile transmission, electronic mail or some other similar means of transmitting the contents of documents.

22.	Offices and Remuneration of Directors

22.1.	Subject to the other provisions of these Articles, the Directors may from time to time appoint one or more of themselves to be chief executive officer or any other category of executive director (by whatever name called) for such period, and on such terms as to remuneration or otherwise, as they think fit and, subject to the terms of any agreement entered into in any particular case, may revoke such appointment. The Directors may entrust to and confer upon any Director so appointed any of the powers exercisable by them upon such terms and conditions and with such restrictions (if any) as they may think fit, and either concurrently with or to the exclusion of their own powers, and may from time to time revoke, withdraw, alter or vary all or any conferral of such powers.

22.2.	The appointment of any Director to the office of chairperson or chief executive shall determine automatically if he ceases to be a Director but without prejudice to any claim for damages for breach of any contract of services between him and the Company.

22.3.	A Director may hold any other office or place of profit under the Company (except that of statutory auditor) in conjunction with his office of Director, and may act in a professional capacity to the Company, on such terms as to remuneration and otherwise as the Directors shall approve.

23.	Voting by Directors

23.1.	A Director or shadow director of the Company who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall comply with the provisions of section 231 of the Act with regard to the disclosure of such interest by declaration or notice in accordance with and subject to the provisions of the said section 231. Subject to compliance with the foregoing, a director may vote in respect of any contract, appointment or arrangement in which he is interested, and he shall be counted in the quorum present at any meeting at which such matters are considered. Any such director shall not thereby be deemed to be in breach of his duty under Section 1113 of the Act. Subject to the provisions of the Act and provided that he has disclosed to the Directors the nature and extent of any material interest of his, a Director notwithstanding his office:-

23.1.1.	may be a party to, or otherwise interested in, any transaction or arrangement with the Company or any subsidiary thereof or in which the Company or any subsidiary thereof is otherwise interested;

23.1.2.	may be a director or other officer of, or employed by or provide services to or have an interest in any service provider or contractual counterparty to the Company from time to time;

23.1.3.	may be a Director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company or any subsidiary or Associated Company thereof is otherwise interested; and

23.1.4.	shall not be accountable, by reason of his office, to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

23.2.	No Director or intending Director shall be disqualified by his office from contracting with the Company either as vendor, purchaser or otherwise, nor shall any such contract or any contract or arrangement entered into by or on behalf of the other Company in which any Director shall be in any way interested be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit or benefit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established. For the avoidance of doubt a Director shall be entitled to vote at a meeting of the Directors or a committee of Directors on any resolution concerning a matter in which he has, directly or indirectly or together with any person or persons connected with him, an interest, provided he has disclosed the nature of that interest to his fellow Directors prior to such vote and the Director will be counted in the quorum present at the meeting at which such vote takes place.

23.3.	A Director is expressly permitted (for the purposes of section 228(1)(d) of the Act) to use the Company's property pursuant to or in connection with: the exercise or performance of his duties, functions and powers as Director or employee; the terms of any contract of service or employment or letter of appointment; and, or in the alternative, any other usage authorised by the Directors (or a person authorised by the Directors) from time to time; and including in each case for a Director's own benefit or for the benefit of another person.

23.4.	Nothing in section 228(1)(e) of the Act shall restrict a Director from entering into any commitment which has been approved by the Board or has been approved pursuant to such authority as may be delegated by the Board in accordance with these Articles. It shall be the duty of each Director to obtain the prior approval of the Board, before entering into any commitment permitted by sections 228(1)(e)(ii) and 228(2) of the Act.

23.5.	A Director who has been validly appointed or nominated for appointment by a particular member or members may (i) be a director or other officer of, employed by or otherwise interested (including by the holding of shares) in, any such member or members, or of any body corporate owned or controlled by any such member or members, and (ii) have regard to the interests of that member or members, and shall not be deemed to have a conflict of interest or to be in breach of his duty under Section 228(1)(f) of the Act in any such circumstances.

24.	Directors’ Resolutions in Writing

24.1.	Notwithstanding the provisions of Section 161(1) of the Act, a resolution in writing signed by each Director or by his alternate will be as valid as if it had been passed at a meeting of the Directors duly convened and held.

24.2.	A resolution in writing signed by each member of a committee (or, in the case of a Director, his alternate) will be as valid as if it had been passed at a meeting of that committee duly convened and held.

24.3.	Any such resolution as is referred to in this Article may consist of one document or two or more documents in like form to the same effect, each signed by one or more of the signatories, and for all purposes shall take effect from the time that it is signed by the last such signatory.

GENERAL MEETINGS

25.	General Meetings

25.1.	The Company shall in each year hold a general meeting as its annual general meeting in addition to any other meeting in that year, and shall specify the meeting as such in the notices calling it. Not more than fifteen months shall elapse between the date of one annual general meeting of the Company and that of the next. This Article shall not apply in the case of the first general meeting, in respect of which the Company shall convene the meeting within the time periods required by the Act.

25.2.	Subject to the Act, all general meetings of the Company may be held outside of Ireland, provided that the Company shall at its own expense make all necessary arrangements to ensure that members can, by technological means, participate in any such meeting without leaving Ireland.

25.3.	All general meetings other than annual general meetings shall be called extraordinary general meetings.

25.4.	The Directors may, whenever they think fit, convene an extraordinary general meeting, and extraordinary general meetings shall also be convened on such requisition, or in default may be convened by such requisitionists, as provided in the Act. Where any enactment confers rights on the members of a company to convene a general meeting and expresses such rights to apply save where a company’s articles of association or constitution provides otherwise, including, but not limited to, section 178(2) of the Act, such rights shall not apply to the members of the Company.

25.5.	A Director shall be entitled, notwithstanding that he is not a member, to attend and speak at any general meeting and at any separate meeting of the Holders of any class of shares in the Company.

26.	Notice of General Meetings

26.1.	Subject to the provisions of the Act allowing a general meeting to be called by shorter notice, an annual general meeting and an extraordinary general meeting for the passing of a Special Resolution shall be called by not more than 60 Clear Days’ notice and not less than 21 Clear Days’ notice and all other extraordinary general meetings shall be called by not less than 14 Clear Days’ notice.

26.2.	Any notice convening a general meeting shall specify the time and place of the meeting and, in the case of special business, the general nature of that business and, in reasonable prominence, that a member entitled to attend and vote is entitled to appoint a proxy to attend, speak and vote in his place and that a proxy need not be a member of the Company. It shall also give particulars of any Directors who are to retire at the meeting and of any persons who are recommended by the Directors for appointment or re-appointment as Directors at the meeting or in respect of whom notice has been duly given to the Company of the intention to propose them for appointment or re-appointment as Directors at the meeting. Provided that the latter requirement shall only apply where the intention to propose the person has been received by the Company in accordance with the provisions of these Articles. Subject to any restrictions imposed on any shares, the notice of the meeting shall be given to all the members of the Company as of the record date set by the Directors and to the Directors and the statutory auditors.

26.3.	The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at the meeting.

26.4.	Where, by any provision contained in the Act, notice of a greater length than that required by Article 26.1 is required of a resolution, the resolution shall not be effective (except where the Directors of the Company have resolved to submit it) unless notice of the intention to move it has been given to the Company not less than 28 days (or such period as the Act permit) before the meeting at which it is moved, and the Company shall give to the members notice of any such resolution as required by and in accordance with the provisions of the Act.

27.	Proceedings at General Meetings

27.1.	Without prejudice to the powers of the directors to include on the agenda of any annual general meeting of the Company such other matters as they may, in their absolute discretion, think fit, the business of the annual general meeting of the Company shall include:

27.1.1.	Declaring a dividend;

27.1.2.	the consideration of the Company's statutory financial statements and the report of the directors and the report of the statutory auditors on those statements;

27.1.3.	the review by the members of the Company's affairs;

27.1.4.	the appointment or re-appointment of statutory auditors and the authorisation of the Directors to fix the remuneration of the statutory auditors;

27.1.5.	the election of Directors in place of those retiring; and

27.1.6.	the review of the members of the Company’s affairs (to the extent required by the Act).

27.2.	At any annual general meeting, only such nominations of persons for election to the Board shall be made, and only such other business shall be conducted or considered, as shall have been properly brought before the meeting. For nominations to be properly made at an annual general meeting, and proposals of other business to be properly brought before an annual meeting, nominations and proposals of other business must be: (a) specified in the Company’s notice of meeting (or any supplement thereto) given by or at the direction of the Board, (b) otherwise properly made at the annual general meeting, by or at the direction of the Board or (c) otherwise properly requested to be brought before the annual general meeting by a member of the Company in accordance with these Articles. For nominations of persons for election to the Board or proposals of other business to be properly requested by a member to be made at an annual general meeting, a member must (i) be a member at the time of giving of notice of such annual general meeting by or at the direction of the Board and at the time of the annual general meeting, (ii) be entitled to vote at such annual general meeting and (iii) comply with the procedures set forth in these Articles as to such business or nomination. The immediately preceding sentence shall be the exclusive means for a member to make nominations or other business proposals (other than matters properly brought under the applicable rules of any stock exchange to which the Company’s shares are admitted to trading and included in the Company’s notice of meeting) before an annual general meeting of members.

27.3.	At any extraordinary general meeting of the members, only such business shall be conducted or considered, as shall have been properly brought before the meeting pursuant to the Company’s notice of meeting. To be properly brought before an extraordinary general meeting, proposals of business must be (a) specified in the Company’s notice of meeting (or any supplement thereto) given by or at the direction of the Board, (b) otherwise properly brought before the extraordinary general meeting, by or at the direction of the Board, or (c) otherwise properly brought before the meeting by any members of the Company pursuant to the valid exercise of power granted to them under the Act.

27.4.	No shareholder shall be entitled to propose any person to be appointed, elected or re-elected as Director at any extraordinary general meeting.

27.5.	Except as otherwise provided by the Act, the memorandum of association or these Articles, the Chairman of any general meeting shall have the power to determine whether a nomination or any other business proposed to be brought before the general meeting was made or proposed, as the case may be, in accordance with these Articles and, if any proposed nomination or other business is not in compliance with these Articles, to declare that no action shall be taken on such nomination or other proposal and such nomination or other proposal shall be disregarded.

27.6.	No business shall be transacted at any general meeting unless a quorum is present at the time when the meeting proceeds to business. Three persons entitled to attend and to vote upon the business to be transacted, each being a member or a proxy for a member, shall constitute a quorum. Abstentions and broker non-votes will be regarded as present for the purposes of establishing the presence of a quorum.

27.7.	Any general meeting duly called at which a quorum is not present shall be adjourned and the Company shall provide notice pursuant to Article 26.4 in the event that such meeting is to be reconvened.

27.8.	The Chairman, if any, of the Board shall preside as Chairman at every general meeting of the Company, or if there is no such Chairman, or if he is not present within fifteen minutes after the time appointed for the holding of the meeting or is unwilling to act, the Directors present shall elect one of their number to be Chairman of the meeting.

27.9.	If at any meeting no Director is willing to act as Chairman or if no Director is present within fifteen minutes after the time appointed for holding the meeting, the members present shall choose one of their number to be Chairman of the meeting.

27.10.	The Chairman may, with the consent of any meeting at which a quorum is present, and shall if so directed by the meeting, adjourn the meeting from time to time and from place to place without notice other than by announcement of the time and place of the adjourned meeting by the Chairman of the meeting. The Chairman of the meeting may at any time without the consent of the meeting adjourn the meeting to another time and/or place if, in his opinion, it would facilitate the conduct of the business of the meeting to do so or if he is so directed by the Board. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

27.11.	At any general meeting a resolution put to the vote of the meeting shall be decided by poll.

27.12.	A poll shall be taken in such manner as the Chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was taken.

27.13.	Unless the Directors otherwise determine, no member shall be entitled to vote at any general meeting or any separate meeting of the Holders of any class of shares in the Company, either in person or by proxy, or to exercise any privilege as a member in respect of any share held by him unless all monies then payable by him in respect of that share have been paid.

28.	Advance Notice of Member Business and Nominations

28.1.	Without qualification or limitation, subject to Article 28.11, for any nominations or any other business to be properly brought before an annual general meeting by a member pursuant to Article 27.2, the member must have given timely notice thereof (including, in the case of nominations, the completed and signed questionnaire, representation and agreement required by Article 28.12), and timely updates and supplements thereof, in writing to the Secretary, and such other business must otherwise be a proper matter for member action.

28.2.	To be timely, a member’s notice for any nominations or any other business to be properly brought before an annual general meeting by a member pursuant to Article 28.1, shall be delivered to the Secretary at the Office by close of business on that day that is not less than 120 days prior to the first anniversary of the day of release to shareholders of the Company’s proxy statement, issued pursuant to the applicable rules of any stock exchange to which the Company’s shares are admitted to trading, in respect of the preceding year’s annual general meeting; provided, however, that in the event that the date of the annual general meeting is changed by more than 30 days from the date contemplated at the time of the previous year’s proxy statement, notice by the member must be so delivered by close of business on the day that is not less than the later of (a) 150 days prior to the day of the contemplated annual general meeting or (b) ten days after the day on which public announcement of the date of the contemplated annual general meeting is first made by the Company; provided, further, that with respect to the first annual general meeting of the Company, notice by the member must be so delivered by close of business on the day that is not less than ten days after the day on which public announcement of the date of such meeting is first made by the Company. In no event shall any adjournment or postponement of an annual general meeting, or the public announcement thereof, commence a new time period for the giving of a member’s notice as described above.

28.3.	Notwithstanding anything in Article 28.12 to the contrary, in the event that the number of directors to be elected to the Board is increased by the Board, and there is no public announcement by the Company naming all of the nominees for director or specifying the size of the increased Board at least 130 days prior to the first anniversary of the day of release to shareholders of the Company’s proxy statement issued pursuant to the applicable rules of any stock exchange to which the Company’s shares are admitted to trading in respect of the preceding year’s annual general meeting, a member’s notice required by Articles 28.1– 28.4 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the Office not later than the close of business on the day that is ten days after the day on which such public announcement is first made by the Company.

28.4.	In addition, to be considered timely, a member’s notice shall further be updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting and as of the date that is ten business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to the Secretary at the Office not later than five business days after the record date for the meeting in the case of the update and supplement required to be made as of the record date, and not later than eight business days prior to the date for the meeting or any adjournment or postponement thereof in the case of the update and supplement required to be made as of ten business days prior to the meeting or any adjournment or postponement thereof.

28.5.	Subject to Article 28.11, in the event the Company calls an extraordinary general meeting of members for the purpose of electing one or more directors to the Board, any member may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Company’s notice of meeting, provided that the member gives timely notice thereof (including the completed and signed questionnaire, representation and agreement required by Article 28.12), and timely updates and supplements thereof, in writing, to the Secretary.

28.6.	To be timely, a member’s notice for any nomination to be properly brought before such an extraordinary general meeting shall be delivered to the Secretary at the Office by close of business on the day that is not less than 120 days prior to the date of such extraordinary general meeting or, if the first public announcement of the date of such extraordinary general meeting is less than 130 days prior to the date of such extraordinary general meeting, by close of business on the day that is ten days after the day on which public announcement of the date of the extraordinary general meeting and of the nominees proposed by the Board to be elected at such meeting is first made by the Company. In no event shall any adjournment or postponement of an extraordinary general meeting, or the public announcement thereof, commence a new time period for the giving of a member’s notice as described above.

28.7.	In addition, to be considered timely, a member’s notice shall further be updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting and as of the date that is ten business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to the Secretary at the Office not later than five business days after the record date for the meeting in the case of the update and supplement required to be made as of the record date, and not later than eight business days prior to the date for the meeting, any adjournment or postponement thereof in the case of the update and supplement required to be made as of ten business days prior to the meeting or any adjournment or postponement thereof.

28.8.	To be in proper form, a member’s notice (whether given pursuant to Articles 28.1– 28.4 or Articles 28.5– 28.7) to the Secretary must include the following, as applicable:

28.8.1.	As to the member giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, a member’s notice must set forth: (i) the name and address of such member, as they appear on the Company’s books, of such beneficial owner, if any, and of their respective affiliates or associates or others acting in concert therewith, (ii) (A) the class or series and number of shares of the Company which are, directly or indirectly, owned beneficially and of record by such member, such beneficial owner and their respective affiliates or associates or others acting in concert therewith, (B) any option, warrant, convertible security, share appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Company or with a value derived in whole or in part from the value of any class or series of shares of the Company, or any derivative or synthetic arrangement having the characteristics of a long position in any class or series of shares of the Company, or any contract, derivative, swap or other transaction or series of transactions designed to produce economic benefits and risks that correspond substantially to the ownership of any class or series of shares of the Company, including due to the fact that the value of such contract, derivative, swap or other transaction or series of transactions is determined by reference to the price, value or volatility of any class or series of shares of the Company, whether or not such instrument, contract or right shall be subject to settlement in the underlying class or series of shares of the Company, through the delivery of cash or other property, or otherwise, and without regard to whether the member, the beneficial owner, if any, or any affiliates or associates or others acting in concert therewith, may have entered into transactions that hedge or mitigate the economic effect of such instrument, contract or right, or any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Company (any of the foregoing, a “Derivative Instrument”) directly or indirectly owned beneficially by such member, the beneficial owner, if any, or any affiliates or associates or others acting in concert therewith, (C) any proxy, contract, arrangement, understanding, or relationship pursuant to which such member has a right to vote any class or series of shares of the Company, (D) any agreement, arrangement, understanding, relationship or otherwise, including any repurchase or similar so-called “stock borrowing” agreement or arrangement, involving such member, directly or indirectly, the purpose or effect of which is to mitigate loss to, reduce the economic risk (of ownership or otherwise) of any class or series of the shares of the Company by, manage the risk of share price changes for, or increase or decrease the voting power of, such member with respect to any class or series of the shares of the Company, or which provides, directly or indirectly, the opportunity to profit or share in any profit derived from any decrease in the price or value of any class or series of the shares of the Company (any of the foregoing, a “Short Interest”), (E) any rights to dividends on the shares of the Company owned beneficially by such member that are separated or separable from the underlying shares of the Company, (F) any proportionate interest in shares of the Company or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such member is a general partner or, directly or indirectly, beneficially owns an interest in a general partner of such general or limited partnership, (G) any performance-related fees (other than an asset-based fee) that such member is entitled to base on any increase or decrease in the value of shares of the Company or Derivative Instruments, if any, including without limitation any such interests held by members of such member’s immediate family sharing the same household, (H) any significant equity interests or any Derivative Instruments or Short Interests in any principal competitor of the Company held by such member, and (I) any direct or indirect interest of such member in any contract with the Company, any affiliate of the Company or any principal competitor of the Company (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), and (iii) any other information relating to such member and beneficial owner, if any, that would be required to be disclosed in a proxy statement and form or proxy or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to the applicable rules of any stock exchange to which the Company’s shares are admitted to trading and the regulations promulgated thereunder.

28.8.2.	If the notice relates to any business other than a nomination of a director or directors that the member proposes to bring before the meeting, a member’s notice must, in addition to the matters set forth in Article 28.8.1 above, also set forth: (i) a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest of such member and beneficial owner, if any, in such business, (ii) the text of the proposal or business (including the text of any resolutions proposed for consideration and, in the event that such proposal or business includes a proposal to amend these Articles, the text of the proposed amendment), and (iii) a description of all agreements, arrangements and understandings between such member and beneficial owner, if any, and any other person or persons (including their names) in connection with the proposal of such business by such member.

28.8.3.	As to each person, if any, whom the member proposes to nominate for election or re- election to the Board, a member’s notice must, in addition to the matters set forth in Article 28.8.1 above, also set forth: (i) all information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to the applicable rules of any stock exchange to which the Company’s shares are admitted to trading and the rules and regulations promulgated thereunder (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected) and (ii) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such member and beneficial owner, if any, and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation all information that would be required to be disclosed pursuant to the applicable rules of any stock exchange to which the Company’s shares are admitted to trading if the member making the nomination and any beneficial owner on whose behalf the nomination is made, if any, or any affiliate or associate thereof or person acting in concert therewith, were the “registrant” for purposes of such rule and the nominee were a director or executive officer of such registrant.

28.9.	With respect to each person, if any, whom the member proposes to nominate for election or re-election to the Board, a member’s notice must, in addition to the matters set forth in Articles 28.8.1 and 28.8.3 above, also include a completed and signed questionnaire, representation and agreement required by Article 28.12 of these Articles. The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable member’s understanding of the independence, or lack thereof, of such nominee.

28.10.	Notwithstanding the provisions of these Articles, a member shall also comply with all applicable requirements of the applicable rules of any stock exchange to which the Company’s shares are admitted to trading and the rules and regulations thereunder with respect to the matters set forth in these Articles 28.1– 28.12.

28.11.	Nothing in these Articles shall be deemed to affect any rights (i) of members to request inclusion of proposals in the Company’s proxy statement pursuant to the applicable rules of any stock exchange to which the Company’s shares are admitted to trading, (ii) of the holders of any series of preferred shares if and to the extent provided for under law, the memorandum of association or these Articles or (iii) of members of the Company to bring business before an extraordinary general meeting pursuant to the valid exercise of power granted to them under the Act. Subject to the applicable rules of any stock exchange to which the Company’s shares are admitted to trading, nothing in these Articles shall be construed to permit any member, or give any member the right, to include or have disseminated or described in the Company’s proxy statement any nomination of director or directors or any other business proposal.

28.12.	Subject to the rights of members of the Company to propose nominations at an extraordinary general meeting pursuant to the valid exercise of power granted to them under the Act, to be eligible to be a nominee for election or re-election as a director of the Company, a person must deliver (in accordance with the time periods prescribed for delivery of notice under Articles 28.1 - 28.11) to the Secretary at the Office a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request), and a written representation and agreement (in the form provided by the Secretary upon written request) that such person (A) is not and will not become a party to (1) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Company, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Company or (2) any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a director of the Company, with such person’s fiduciary duties under applicable law, (B) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Company with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein, and (C) in such person’s individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the Company, and will comply with all applicable corporate governance, conflict of interest, confidentiality and share ownership and trading policies and guidelines of the Company publicly disclosed from time to time.

29.	Votes of Members

29.1.	Subject to any special rights or restrictions as to voting for the time being attached by or in accordance with these Articles to any class of shares, on a poll every member who is present in person or by proxy shall have one vote for each share of which he is the Holder.

29.2.	When there are joint Holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint Holders; and for this purpose, seniority shall be determined by the order in which the names stand in the Register.

29.3.	A member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction (whether in Ireland or elsewhere) in matters concerning mental disorder, may vote by his committee, receiver, guardian or other person appointed by that court and any such committee, receiver, guardian or other person may vote by proxy on a poll. Evidence to the satisfaction of the Directors of the authority of the person claiming to exercise the right to vote shall be received at the Office or at such other address as is specified in accordance with these Articles for the receipt of appointments of proxy, not less than forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised and in default the right to vote shall not be exercisable.

29.4.	No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered, and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the Chairman of the meeting, whose decision shall be final and conclusive.

29.5.	Votes may be given either personally or by proxy.

29.6.	Every member entitled to attend and vote at a general meeting may appoint a proxy or (subject to these provisions) proxies to attend, speak and vote on his behalf provided, however, that:

29.6.1.	a member may appoint more than one proxy provided that each proxy is appointed to exercise the rights attached to shares held in different securities accounts; and

29.6.2.	a member acting as an intermediary on behalf of a client in relation to shares may appoint that client or any third party designated by that client as a proxy in relation to those shares.

subject to such requirements and restrictions as the Directors may from time to time specify. A body corporate must sign a form of proxy under its common seal (if applicable) or under the hand of a duly authorised officer thereof. A proxy need not be a member of the Company. The appointment of a proxy in electronic or other form shall only be effective in such manner as the Directors may approve, subject to any requirements of the Act.

29.7.	The instrument of proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of that power or authority, shall be received by the Company;

29.7.1.	if in physical form, when deposited at the registered office of the Company or at such other place within Ireland as is specified for that purpose in the notice convening the meeting of the Company; or

29.7.2.	if in electronic form, if received in accordance with Article 29.8,

and shall be so deposited not later than before the commencement of the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll, before the commencement of the taking of the poll.

29.8.	Without limiting the foregoing, the Directors shall facilitate appointments of a proxy to be made by means of an electronic or internet communication or facility and may in a similar manner facilitate supplements to, or amendments or revocations of, any such electronic or internet communication or facility to be made. For the avoidance of doubt, such appointments of proxy as made by electronic or internet communication or facility will be deemed to be deposited at the place specified for such purpose once received by the Company. The Directors may in addition prescribe the method of determining the time at which any such electronic or internet communication or facility is to be treated as deposited at the place specified for such purpose. The Directors may treat any such electronic or internet communication or facility which purports to be or is expressed to be sent on behalf of a Holder of a share as sufficient evidence of the authority of the person sending that instruction to send it on behalf of that Holder.

29.9.	A body corporate which is a member of the Company may authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company and the person so authorised shall be entitled to exercise the same powers on behalf of the body corporate which he represents as that body corporate could exercise if it were an individual member of the Company. The Company may require evidence from the body corporate of the due authorisation of such person to act as the representative of the relevant body corporate.

29.10.	An appointment of proxy relating to more than one meeting (including any adjournment thereof) having once been received by the Company for the purposes of any meeting shall not require to be delivered, deposited or received again by the Company for the purposes of any subsequent meeting to which it relates.

29.11.	Receipt by the Company of an appointment of proxy in respect of a meeting shall not preclude a member from attending and voting at the meeting or at any adjournment thereof. An appointment proxy shall be valid, unless the contrary is stated therein, as well for any adjournment of the meeting as for the meeting to which it relates.

29.12.

29.12.1.	A vote given or poll demanded in accordance with the terms of an appointment of proxy or a resolution authorising a representative to act on behalf of a body corporate shall be valid notwithstanding the death or insanity of the principal, or the revocation of the appointment of proxy or of the authority under which the proxy was appointed or of the resolution authorising the representative to act or transfer of the share in respect of which the proxy was appointed or the authorisation of the representative to act was given, provided that no intimation in writing (whether in electronic form or otherwise) of such death, insanity, revocation or transfer shall have been received by the Company at the Office, before the commencement of the meeting or adjourned meeting at which the appointment of proxy is used or at which the representative acts, provided, however, that where such intimation is given in electronic form it shall have been received by the Company before the commencement of the meeting

29.12.2.	The Directors may send, at the expense of the Company, by post, electronic mail or otherwise, to the members forms for the appointment of a proxy (with or without stamped envelopes for their return) for use at any general meeting or at any class meeting, either in blank or nominating any one or more of the Directors or any other persons in the alternative.

30.	Class Meetings

30.1.	The quorum for general meetings of holders of a particular class of shares shall be one or more members present in person or by proxy holding not less than a majority of the issued and outstanding shares of the class entitled to vote at the meeting in question. All other provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply to every separate general meeting of the Holders of any class of shares in the capital of the Company.

31.	Right to Demand a Poll

Subject to the provisions of the Act, a poll may be demanded by:

31.1.	the chairperson of the meeting;

31.2.	at least three members present (in person or by proxy) having the right to vote at the meeting;

31.3.	any member or members present (in person or by proxy) and representing not less than 10 per cent of the total voting rights of all the members of the Company having the right to vote at the meeting; or

31.4.	a member or members present (in person or by proxy) holding shares in the Company conferring the right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than 10 per cent of the total sum paid up on all the shares conferring that right.

32.	Restriction on Voting

For so long as the Company holds any shares as treasury shares, or any subsidiary of the Company holds shares in the Company, then the Company or the subsidiary (as the case may be) shall not exercise any voting rights in respect of the shares.

33.	Unanimous Written Resolutions

Subject to the provisions of the Act, a resolution in writing signed by all of the Members for the time being entitled to attend and vote on such resolution at a general meeting (or being bodies corporate by their duly authorised representatives) shall be as valid and effective for all purposes as if the resolution had been passed at a general meeting of the Company duly convened and held, and may consist of several documents in like form each signed by one or more persons, and if described as a special resolution shall be deemed to be a special resolution within the meaning of the Act. Any such resolution shall be served on the Company.

NOTICES

34.	Notices

34.1.	Any notice to be sent ,given, served or delivered under these Articles shall be in writing whether in electronic form or otherwise as permitted by these Articles.

34.2.	Any notice or document to be sent, given, served or delivered in pursuance of these Articles, the Act or otherwise may be sent, given to, served on or delivered to any shareholder by the Company or any agent/the registrar acting on its behalf :-

34.2.1.	if given personally or delivered to the member;

34.2.2.	if left at the registered address of the member;

34.2.3.	by sending same by the post in a pre-paid cover addressed to him at his registered address;

34.2.4.	by delivering or making the same available in electronic form, whether as an electronic communication or otherwise subject to and in accordance with the provisions of these Articles; or

34.2.5.	by sending the same via (i) the messaging system of a central securities depository or (ii) by email to the nominated representatives or nominated email account(s) of a central securities depository, in such manner as may be approved by the Directors.

34.3.	A notice or document given or served in a manner referred to in this paragraph shall be deemed to have been given or served as follows:

34.3.1.	if given personally, when so given;

34.3.2.	if left at the last-known postal address of the person, when so left at that address;

34.3.3.	if posted using ordinary pre-paid post to the last-known postal address of the other person on any day other than a Friday, 48 hours after the cover containing it was posted, and if so posted on a Friday, 72 hours after it was so posted; and

34.3.4.	if served on or delivered to the other person by electronic mail, 12 hours after the time it was sent; and

34.3.5.	if sent in accordance with Article 34.2.5 at the time it was sent to the messaging system of the central securities depository or at the time it was sent by email to the nominated representatives of the central securities depository.

34.4.	Without prejudice to any provision of the Act or of these Articles concerning the sending of notices or other documents to the Company, any notice or other document which is required to be served on or given to the Company by a member or by any other person under the Act or this Constitution shall be in writing and in the English language, and may be served on or given to the Company by giving or delivering it personally to the secretary of the Company or by posting it using ordinary pre-paid post to the registered office of the Company marked for the attention of the secretary, and will be deemed to have been served on or given to the Company;

34.4.1.	if given or delivered personally, when so given or delivered; and

34.4.2.	if posted in the manner described in this paragraph on any day other than a Friday, 48 hours after the cover containing it was posted, and if so posted on a Friday, 72 hours after it was so posted.

34.5.	A shareholder shall automatically be deemed to have given its consent to receive any notice or information from the Company, pursuant to these Articles or otherwise, using electronic means, unless it has notified the Secretary to the contrary.

CAPITALISATION OF PROFITS AND RESERVES

35.

35.1.	The Directors may resolve that any sum for the time being standing to the credit of any of the Company's reserves (including any capital redemption reserve fund, undenominated capital account or share premium account) or to the credit of the profit and loss account be capitalised and applied on behalf of the shareholders who would have been entitled to receive that sum if it had been distributed by way of dividend and in the same proportions either in or towards paying up amounts for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to the sum capitalised (such shares or debentures to be allotted and distributed credited as fully paid up to and amongst such Holders in the proportions aforesaid) or partly in one way and partly in another, so, however, that the only purposes for which such sum standing to the credit of the capital redemption reserve fund or the share premium account shall be applied shall be those permitted by the Act.

35.2.	The Directors may resolve that it is desirable to capitalise any part of the amount for the time being standing to the credit of any of the Company's reserve accounts or to the credit of the profit and loss account which is not available for distribution by applying such sum in paying up in full unissued shares to be allotted as fully paid bonus shares to those shareholders of the Company who would have been entitled to that sum if it were distributable and had been distributed by way of dividend (and in the same proportions) and the Directors shall give effect to such resolution.

35.3.	Whenever such a resolution is passed in pursuance of either of the two immediately preceding Articles the Directors shall make all appropriations and applications of the undivided profits resolved to be capitalised thereby and all allotments and issues of fully paid shares or debentures, if any, and generally shall do all acts and things required to give effect thereto with full power to the Directors to make such provisions as they shall think fit for the case of shares or debentures becoming distributable in fractions (and, in particular, without prejudice to the generality of the foregoing, either to disregard such fractions or to sell the shares or debentures represented by such fractions and distribute the net proceeds of such sale to and for the benefit of the Company or to and for the benefit of the shareholders otherwise entitled to such fractions in due proportions) and to authorise any person to enter on behalf of all the shareholders concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully paid up, of any further shares or debentures to which they may become entitled on such capitalisation or, as the case may require, for the payment up by the application thereto of their respective proportions of the profits resolved to be capitalised of the amounts remaining unpaid on their existing shares and any agreement made under such authority shall be binding on all such shareholders.

DIVIDENDS AND RESERVES

36.

36.1.	The Company in general meeting may declare dividends, but no dividends shall exceed the amount recommended by the Directors.

36.2.	The Directors may from time to time pay to the members such interim dividends as appear to the Directors to be justified by the profits of the Company.

36.3.	No dividend or interim dividend shall be paid otherwise than in accordance with the provisions of the Act.

36.4.	The Directors may, before recommending any dividend, set aside out of the profits of the Company such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose to which the profits of the Company may be properly applied and pending such application may at the like discretion either be employed in the business of the Company or be invested in such investments as the Directors may lawfully determine. The Directors may also, without placing the same to reserve, carry forward any profits which they may think it prudent not to distribute.

36.5.	Subject to the rights of persons, if any, entitled to shares with special rights as to dividend, all dividends shall be declared and paid according to the amounts paid or credited as paid on the shares in respect whereof the dividend is paid. All dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid on the shares during any portion or portions of the period in respect of which the dividend is paid; but if any share is issued on terms providing that it shall rank for dividend as from a particular date, such share shall rank for dividend accordingly.

36.6.	The Directors may deduct from any dividend payable to any member all sums of money (if any) immediately payable by him to the Company in relation to the shares of the Company.

36.7.	Any general meeting declaring a dividend or bonus and any resolution of the Directors declaring an interim dividend may direct payment of such dividend or bonus or interim dividend wholly or partly by the distribution of specific assets and in particular of paid up shares, debentures or debenture stocks of any other company or in any one or more of such ways, and the Directors shall give effect to such resolution, and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient, and in particular may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any members upon the footing of the value so fixed, in order to adjust the rights of all the parties, and may vest any such specific assets in trustees as may seem expedient to the Directors.

36.8.	Any dividend or other moneys payable in respect of any share may be paid by cheque or warrant sent by post, at the risk of the person or persons entitled thereto, to the registered address of the Holder or, where there are joint Holders, to the registered address of that one of the joint Holders who is first named on the members Register or to such person and to such address as the Holder or joint Holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent and payment of the cheque or warrant shall be a good discharge to the Company. Any joint Holder or other person jointly entitled to a share as aforesaid may give receipts for any dividend or other moneys payable in respect of the share. Any such dividend or other distribution may also be paid by any other method (including payment in a currency other than $, electronic funds transfer, direct debit, bank transfer or by means of a relevant system) which the Directors consider appropriate and any member who elects for such method of payment shall be deemed to have accepted all of the risks inherent therein. The debiting of the Company’s account in respect of the relevant amount shall be evidence of good discharge of the Company’s obligations in respect of any payment made by any such methods.

36.9.	No dividend shall bear interest against the Company.

36.10.	If the Directors so resolve, any dividend which has remained unclaimed for twelve years from the date of its declaration shall be forfeited and cease to remain owing by the Company. The payment by the Directors of any unclaimed dividend or other moneys payable in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof.

SHAREHOLDER RIGHTS PLAN

37.

37.1.	Subject to applicable law, the Directors are hereby expressly authorised to adopt any shareholder rights plan (a “Rights Plan”), upon such terms and conditions as the Directors deem expedient and in the best interests of the Company, including, without limitation, where the Directors are of the opinion that a Rights Plan could grant them additional time to gather relevant information or pursue strategies in response to or anticipation of, or could prevent, a potential change of control of the Company or accumulation of shares in the Company or interests therein.

37.2.	The Directors may exercise any power of the Company to grant rights (including approving the execution of any documents relating to the grant of such rights) to subscribe for ordinary shares or preferred shares in the share capital of the Company (“Rights”) in accordance with the terms of a Rights Plan.

37.3.	For the purposes of effecting an exchange of Rights for ordinary shares or preferred shares in the share capital of the Company (an “Exchange”), the Directors may:

37.3.1.	resolve to capitalise an amount standing to the credit of the reserves of the Company (including, but not limited to, the share premium account, capital redemption reserve, any undenominated capital and profit and loss account), whether or not available for distribution, being an amount equal to the nominal value of the ordinary shares or preferred shares which are to be exchanged for the Rights; and

37.3.2.	apply that sum in paying up in full ordinary shares or preferred shares and allot such shares, credited as fully paid, to those holders of Rights who are entitled to them under an Exchange effected pursuant to the terms of a Rights Plan.

37.4.	The duties of the Directors to the Company under applicable law, including, but not limited to, the Act and common law, are hereby deemed amended and modified such that the adoption of a Rights Plan and any actions taken thereunder by the Directors (if so approved by the Directors) shall be deemed to constitute an action in the best interests of the Company in all circumstances, and any such action shall be deemed to be immediately confirmed, approved and ratified.

WINDING UP

38.	If the Company shall be wound up and the assets available for distribution among the members as such shall be insufficient to repay the whole of the paid up or credited as paid up share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up or credited as paid up at the commencement of the winding up on the shares held by them respectively. And if in a winding up the assets available for distribution among the members shall be more than sufficient to repay the whole of the share capital paid up or credited as paid up at the commencement of the winding up, the excess shall be distributed among the members in proportion to the capital at the commencement of the winding up paid up or credited as paid up on the said shares held by them respectively; provided that this Article shall not affect the rights of the holders of shares issued upon special terms and conditions.

39.	Distribution In Specie

If the Company is wound up, the liquidator, with the sanction of a special resolution of the Company and any other sanction required by the Act, may divide among the members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and, for such purpose, may value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator, with the like sanction, may vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as, with the like sanction, he determines, but so that no member shall be compelled to accept any assets upon which there is a liability.

40.	Sale by a Liquidator

In case of a sale by the liquidator under section 601 of the Act, the liquidator may by the contract of sale agree so as to bind all the members for the allotment to the members direct of the proceeds of sale in proportion to their respective interests in the Company and may further by the contract limit a time at the expiration of which obligations or shares not accepted or required to be sold shall be deemed to have been irrevocably refused and be at the disposal of the Company, but so that nothing herein contained shall be taken to diminish, prejudice or affect the rights of dissenting members conferred by the said section.

The power of sale of the liquidator shall include a power to sell wholly or partially for debentures, debenture stock, or other obligations of another company, either then already constituted or about to be constituted for the purpose of carrying out the sale.

INDEMNITY

41.	Indemnity

41.1.	Subject to the provisions of the Act, every director, managing director, chief executive officer, secretary and other officer for the time being of the Company shall be indemnified out of the assets of the Company against any liability incurred by him:

41.2.	in defending any proceedings, whether civil or criminal, in relation to his acts or omissions while acting in such office, in which judgment is given in his favour or in which he is acquitted; or

41.3.	in connection with any proceedings or application referred to in, or under, Sections 233 or 234 of the Act in which relief is granted to him by the court.

Appendix B

BRERA HOLDINGS PLC

2022 EQUITY INCENTIVE PLAN

1. Purpose; Eligibility.

1.1. General Purpose. The name of this plan is the Brera Holdings PLC 2022 Equity Incentive Plan (the “Plan”). The purposes of the Plan are to (a) enable Brera Holdings PLC, an Irish public limited company (the “Company”), and any Affiliate to attract and retain the types of Employees, Consultants and Directors who will contribute to the Company’s long-term success; (b) provide incentives that align the interests of Employees, Consultants and Directors with those of the shareholders of the Company; and (c) promote the success of the Company’s business.

1.2. Eligible Award Recipients. The persons eligible to receive Awards are the Employees, Consultants and Directors of the Company and its Affiliates and such other individuals designated by the Committee who are reasonably expected to become Employees, Consultants and Directors after the receipt of Awards.

1.3. Available Awards. Awards that may be granted under the Plan include: (a) Incentive Share Options, (b) Non-qualified Share Options, (c) Share Appreciation Rights, (d) Restricted Awards, (e) Performance Share Awards, and (f) Performance Compensation Awards.

2. Definitions.

“Affiliate” means a corporation or other entity that, directly or through one or more intermediaries, controls, is controlled by or is under common control with, the Company, including, without limitation, any corporation that is a “parent corporation” or a “subsidiary corporation” with respect to the Company within the meaning of Section 424(e) or (f) of the Code, and any other non-corporate entity that would be such a subsidiary corporation if such entity were a corporation.

“Applicable Laws” means the requirements related to or implicated by the administration of the Plan under applicable Irish corporate law, United States federal and state securities laws, the Code, any stock exchange or quotation system on which the Class B Ordinary Shares are listed or quoted, and the applicable laws of any foreign country or jurisdiction where Awards are granted under the Plan.

“Award” means any right granted under the Plan, including an Incentive Share Option, a Non-qualified Share Option, a Share Appreciation Right, a Restricted Award, a Performance Share Award or a Performance Compensation Award.

“Award Agreement” means a written agreement, contract, certificate or other instrument or document evidencing the terms and conditions of an individual Award granted under the Plan which may, in the discretion of the Company, be transmitted electronically to any Participant. Each Award Agreement shall be subject to the terms and conditions of the Plan.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” shall be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board” means the Board of Directors of the Company, as constituted at any time.

“Cause” means:

With respect to any Employee or Consultant: (a) if the Employee or Consultant is a party to an employment or service agreement with the Company or its Affiliates and such agreement provides for a definition of Cause, the definition contained therein; or (b) if no such agreement exists, or if such agreement does not define Cause: (i) the commission of, or plea of guilty or no contest to, a felony, fraud or a crime involving moral turpitude or the commission of any other act involving willful malfeasance or material fiduciary breach with respect to the Company or an Affiliate; (ii) conduct that results in or is reasonably likely to result in harm to the reputation or business of the Company or any of its Affiliates; (iii) gross negligence or willful misconduct with respect to the Company or an Affiliate; or (iv) material violation of Irish law or state or federal securities laws.

With respect to any Director, a determination by a majority of the disinterested Board members that the Director has engaged in any of the following: (a) malfeasance in office (including breach of fiduciary duty); (b) gross misconduct or neglect; (c) false or fraudulent misrepresentation inducing the director’s appointment; (d) willful conversion of corporate funds; or (e) repeated failure to participate in Board meetings on a regular basis despite having received proper notice of the meetings in advance.

The Committee, in its absolute discretion, shall determine the effect of all matters and questions relating to whether a Participant has been discharged for Cause.

“Change in Control” means (a) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its subsidiaries, taken as a whole, to any Person that is not a subsidiary of the Company; (b) the Incumbent Directors cease for any reason to constitute at least a majority of the Board; (c) the date which is 10 business days prior to the consummation of a complete liquidation or dissolution of the Company; (d) the acquisition by any Person of Beneficial Ownership of more than 50% (on a fully diluted basis) of either (i) the then outstanding ordinary shares of all classes of ordinary shares of the Company, taking into account as outstanding for this purpose such ordinary shares issuable upon the exercise of options or warrants, the conversion of convertible preferred shares or debt, and the exercise of any similar right to acquire such ordinary shares (the “Outstanding Company Ordinary Shares”) or (ii) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”); provided, however, that for purposes of this Plan, the following acquisitions shall not constitute a Change in Control: (A) any acquisition by the Company or any Affiliate, (B) any acquisition by any employee benefit plan sponsored or maintained by the Company or any subsidiary, (C) any acquisition which complies with clauses, (i), (ii) and (iii) of subsection (e) of this definition or (D) in respect of an Award held by a particular Participant, any acquisition by the Participant or any group of persons including the Participant (or any entity controlled by the Participant or any group of persons including the Participant); or (e) the consummation of a reorganization, merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Company that requires the approval of the Company’s shareholders, whether for such transaction or the issuance of securities in the transaction (a “Business Combination”), unless immediately following such Business Combination: (i) more than 50% of the total voting power of (A) the entity resulting from such Business Combination (the “Surviving Company”), or (B) if applicable, the ultimate parent entity that directly or indirectly has beneficial ownership of sufficient voting securities eligible to elect a majority of the members of the board of directors (or the analogous governing body) of the Surviving Company (the “Parent Company”), is represented by the Outstanding Company Voting Securities that were outstanding immediately prior to such Business Combination (or, if applicable, is represented by shares into which the Outstanding Company Voting Securities were converted pursuant to such Business Combination), and such voting power among the holders thereof is in substantially the same proportion as the voting power of the Outstanding Company Voting Securities among the holders thereof immediately prior to the Business Combination; (ii) no Person (other than any employee benefit plan sponsored or maintained by the Surviving Company or the Parent Company) is or becomes the Beneficial Owner, directly or indirectly, of 50% or more of the total voting power of the outstanding voting securities eligible to elect members of the board of directors of the Parent Company (or the analogous governing body) (or, if there is no Parent Company, the Surviving Company); and (iii) at least a majority of the members of the board of directors (or the analogous governing body) of the Parent Company (or, if there is no Parent Company, the Surviving Company) following the consummation of the Business Combination were Board members at the time of the Board’s approval of the execution of the initial agreement providing for such Business Combination. The foregoing notwithstanding, if the Award constitutes non-qualified deferred compensation under Section 409A of the Code, in no event shall a Change in Control be deemed to have occurred unless such change shall satisfy the definition of a change in control under Section 409A of the Code.

“Class B Ordinary Shares” means the Class B Ordinary Shares, $0.005 nominal value per share, of the Company, which is entitled to one (1) vote for each share of Class B Ordinary Shares held, or such other securities of the Company as may be designated by the Committee from time to time in substitution thereof.

“Code” means the Internal Revenue Code of 1986, as it may be amended from time to time. Any reference to a section of the Code shall be deemed to include a reference to any regulations promulgated thereunder.

“Committee” means the compensation committee of the Board, or if no such committee has been established, the full Board, or a committee of one or more members of the Board appointed to administer the Plan in accordance with Section 3.3 and Section 3.4.

“Consultant” means any individual who is engaged by the Company or any Affiliate to render consulting or advisory services.

“Continuous Service” means that the Participant’s service with the Company or an Affiliate, whether as an Employee, Consultant or Director, is not interrupted or terminated. The Participant’s Continuous Service shall not be deemed to have terminated merely because of a change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Consultant or Director or a change in the entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant’s Continuous Service; provided further that if any Award is subject to Section 409A of the Code, this sentence shall only be given effect to the extent consistent with Section 409A of the Code. For example, a change in status from an Employee of the Company to a Director of an Affiliate will not constitute an interruption of Continuous Service unless otherwise required by Section 409A of the Code. The Committee or its delegate, in its sole discretion, may determine whether Continuous Service shall be considered interrupted in the case of any leave of absence approved by that party, including sick leave, military leave or any other personal or family leave of absence.

“Director” means a member of the Board.

“Disability” means that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment; provided, however, for purposes of determining the term of an Incentive Share Option pursuant to Section 6.10 hereof, the term Disability shall have the meaning ascribed to it under Section 22(e)(3) of the Code. The determination of whether an individual has a Disability shall be determined under procedures established by the Committee. Except in situations where the Committee is determining Disability for purposes of the term of an Incentive Share Option pursuant to Section 6.10 hereof within the meaning of Section 22(e)(3) of the Code, the Committee may rely on any determination that a Participant is disabled for purposes of benefits under any long-term disability plan maintained by the Company or any Affiliate in which a Participant participates. The foregoing notwithstanding, if the Award is subject to Section 409A of the Code, in no event shall a Disability be deemed to have occurred unless such disability satisfies the requirements of Section 409A of the Code.

“Effective Date” shall mean October 26, 2022.

“Employee” means any person, including an Officer or Director, employed by the Company or an Affiliate; provided, that, for purposes of determining eligibility to receive Incentive Share Options, an Employee shall mean an employee of the Company or a parent or subsidiary corporation within the meaning of Section 424 of the Code. Mere service as a Director or payment of a director’s fee by the Company or an Affiliate shall not be sufficient to constitute “employment” by the Company or an Affiliate.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fair Market Value” means, as of any date, the value of the Class B Ordinary Shares as determined below. If the Class B Ordinary Shares are listed on any established stock exchange or a U.S. market system, including without limitation, the New York Stock Exchange or the Nasdaq Stock Market, the Fair Market Value shall be the closing price of a Class B Ordinary Shares (or if no sales were reported the closing price on the date immediately preceding such date) as quoted on such exchange or system on the day of determination, as reported in the Wall Street Journal or similar publication. In the absence of an established market for the Class B Ordinary Shares, the Fair Market Value shall be determined in good faith by the Committee and such determination shall be conclusive and binding on all persons; provided that if an Award is subject to Section 409A of the Code, then the Fair Market Value shall be determined in accordance with Section 409A of the Code.

“Grant Date” means the date on which the Committee adopts a resolution, or takes other appropriate action, expressly granting an Award to a Participant that specifies the key terms and conditions of the Award or, if a later date is set forth in such resolution, then such date as is set forth in such resolution.

“Incentive Share Option” means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

“Incumbent Directors” means individuals who, on the Effective Date, constitute the Board, provided that any individual becoming a Director subsequent to the Effective Date whose election or nomination for election to the Board was approved by a vote of at least two-thirds of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for Director without objection to such nomination) shall be an Incumbent Director. No individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to Directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any person other than the Board shall be an Incumbent Director.

“Non-qualified Share Option” means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Share Option.

“Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

“Option” means an Incentive Share Option or a Non-qualified Share Option granted pursuant to the Plan.

“Optionholder” means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

“Option Exercise Price” means the price at which a Class B Ordinary Share may be purchased upon the exercise of an Option.

“Participant” means an eligible person to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Award.

“Performance Compensation Award” means any Award designated by the Committee as a Performance Compensation Award pursuant to Section 7.4 of the Plan.

“Performance Criteria” means the criterion or criteria that the Committee shall select for purposes of establishing the Performance Goal(s) for a Performance Period with respect to any Performance Compensation Award under the Plan. The Performance Criteria that will be used to establish the Performance Goal(s) shall be based on the attainment of specific levels of performance of the Company (or Affiliate, division, business unit or operational unit of the Company) and may include the following: (a) net earnings or net income (before or after taxes); (b) basic or diluted earnings per share (before or after taxes); (c) net revenue or net revenue growth; (d) gross revenue; (e) gross profit or gross profit growth; (f) net operating profit (before or after taxes); (g) return on assets, capital, invested capital, equity, or sales; (h) cash flow (including, but not limited to, operating cash flow, free cash flow, and cash flow return on capital); (i) earnings before or after taxes, interest, depreciation and/or amortization; (j) gross or operating margins; (k) improvements in capital structure; (l) budget and expense management; (m) productivity ratios; (n) economic value added or other value added measurements; (o) share price (including, but not limited to, growth measures and total shareholder return); (p) expense targets; (q) margins; (r) operating efficiency; (s) working capital targets; (t) enterprise value; (u) safety record; (v) completion of acquisitions or business expansion; (w) achieving research and development goals and milestones; (x) achieving product commercialization goals; and (y) other criteria as may be set by the Committee from time to time.

Any one or more of the Performance Criteria may be used on an absolute or relative basis to measure the performance of the Company and/or an Affiliate as a whole or any division, business unit or operational unit of the Company and/or an Affiliate or any combination thereof, as the Committee may deem appropriate, or as compared to the performance of a group of comparable companies, or published or special index that the Committee, in its sole discretion, deems appropriate, or the Committee may select Performance Criterion (o) above as compared to various stock market indices. The Committee also has the authority to provide for accelerated vesting of any Award based on the achievement of Performance Goals pursuant to the Performance Criteria specified in this paragraph, provided that if the Award is subject to Section 409A of the Code, such accelerated vesting does not violate the rules of Code Section 409A. The Committee shall, within the first 90 days of a Performance Period (or, such longer or shorter time period as the Committee shall determine) define in an objective fashion the manner of calculating the Performance Criteria it selects to use for such Performance Period. In the event that applicable tax and/or securities laws change to permit the Committee discretion to alter the governing Performance Criteria without obtaining shareholder approval of such changes, the Committee shall have sole discretion to make such changes without obtaining shareholder approval.

“Performance Formula” means, for a Performance Period, the one or more objective formulas applied against the relevant Performance Goal to determine, with regard to the Performance Compensation Award of a particular Participant, whether all, some portion but less than all, or none of the Performance Compensation Award has been earned for the Performance Period.

“Performance Goals” means, for a Performance Period, the one or more goals established by the Committee for the Performance Period based upon the Performance Criteria. The Committee is authorized at any time during the first 90 days of a Performance Period (or such longer or shorter time period as the Committee shall determine) or at any time thereafter, in its sole and absolute discretion, to adjust or modify the calculation of a Performance Goal for such Performance Period in order to prevent the dilution or enlargement of the rights of Participants based on the following events: (a) asset write-downs; (b) litigation or claim judgments or settlements; (c) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (d) any reorganization and restructuring programs; (e) extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30 (or any successor or pronouncement thereto) and/or in management’s discussion and analysis of financial condition and results of operations appearing in the Company’s annual report to shareholders for the applicable year; (f) acquisitions or divestitures; (g) any other specific unusual or nonrecurring events, or objectively determinable category thereof; (h) foreign exchange gains and losses; and (i) a change in the Company’s fiscal year.

“Performance Period” means the one or more periods of time not less than one fiscal quarter in duration, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to and the payment of a Performance Compensation Award.

“Performance Share” means the grant of a right to receive a number of actual Class B Ordinary Shares or share units based upon the performance of the Company during a Performance Period, as determined by the Committee.

“Permitted Transferee” means: (a) a member of the Optionholder’s immediate family (child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships), any person sharing the Optionholder’s household (other than a tenant or employee), a trust in which these persons have more than 50% of the beneficial interest, a foundation in which these persons (or the Optionholder) control the management of assets, and any other entity in which these persons (or the Optionholder) own more than 50% of the voting interests; (b) third parties designated by the Committee in connection with a program established and approved by the Committee pursuant to which Participants may receive a cash payment or other consideration in consideration for the transfer of a Non-qualified Share Option; and (c) such other transferees as may be permitted by the Committee in its sole discretion.

“Restricted Award” means any Award granted pursuant to Section 7.2(a).

“Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

“Securities Act” means the Securities Act of 1933, as amended.

“Share Appreciation Right” means the right pursuant to an Award granted under Section 7.1 to receive, upon exercise, an amount payable in cash or shares equal to the number of shares subject to the Share Appreciation Right that is being exercised multiplied by the excess of (a) the Fair Market Value of a Class B Ordinary Share on the date the Award is exercised, over (b) the exercise price specified in the Share Appreciation Right Award Agreement.

“Ten Percent Shareholder” means a person who owns (or is deemed to own pursuant to Section 424(d) of the Code) ordinary shares possessing more than 10% of the total combined voting power of all classes of ordinary shares of the Company or of any of its Affiliates.

3. Administration.

3.1. Authority of Committee. The Plan shall be administered by the Committee or, in the Board’s sole discretion, by the Board. Subject to the terms of the Plan and the provisions of Section 409A of the Code (if applicable), the Committee’s charter and Applicable Laws, and in addition to other express powers and authorization conferred by the Plan, the Committee shall have the authority:

(a) to construe and interpret the Plan and apply its provisions;

(b) to promulgate, amend, and rescind rules and regulations relating to the administration of the Plan;

(c) to authorize any person to execute, on behalf of the Company, any instrument required to carry out the purposes of the Plan;

(d) to delegate its authority to one or more Officers of the Company with respect to Awards that do not involve “insiders” within the meaning of Section 16 of the Exchange Act;

(e) to determine when Awards are to be granted under the Plan and the applicable Grant Date;

(f) from time to time to select, subject to the limitations set forth in this Plan, those Participants to whom Awards shall be granted;

(g) to determine the number of Class B Ordinary Shares to be made subject to each Award;

(h) to determine whether each Option is to be an Incentive Share Option or a Non-qualified Share Option;

(i) to prescribe the terms and conditions of each Award, including, without limitation, the exercise price and medium of payment and vesting provisions, and to specify the provisions of the Award Agreement relating to such grant;

(j) to determine the target number of Performance Shares to be granted pursuant to a Performance Share Award, the performance measures that will be used to establish the performance goals, the performance period(s) and the number of Performance Shares earned by a Participant;

(k) to designate an Award (including a cash bonus) as a Performance Compensation Award and to select the Performance Criteria that will be used to establish the Performance Goals;

(l) to amend any outstanding Awards, including for the purpose of modifying the time or manner of vesting, or the term of any outstanding Award; provided, however, that if any such amendment impairs a Participant’s rights or increases a Participant’s obligations under his or her Award or creates or increases a Participant’s federal income tax liability with respect to an Award, such amendment shall also be subject to the Participant’s consent;

(m) to determine the duration and purpose of leaves of absences which may be granted to a Participant without constituting termination of their employment for purposes of the Plan, which periods shall be no shorter than the periods generally applicable to Employees under the Company’s employment policies;

(n) to make decisions with respect to outstanding Awards that may become necessary upon a change in corporate control or an event that triggers anti-dilution adjustments;

(o) to interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the Plan and any instrument or agreement relating to, or Award granted under, the Plan; and

(p) to exercise discretion to make any and all other determinations which it determines to be necessary or advisable for the administration of the Plan.

The Committee also may modify the purchase price or the exercise price of any outstanding Award, provided that if the modification effects a repricing, shareholder approval shall be required before the repricing is effective.

3.2. Committee Decisions Final. All decisions made by the Committee pursuant to the provisions of the Plan shall be final and binding on the Company and the Participants, unless such decisions are determined by a court having jurisdiction to be arbitrary and capricious.

3.3. Delegation. The Board may abolish the Committee at any time and re-vest in the Board the administration of the Plan. The members of the Committee shall be appointed by and serve at the pleasure of the Board. From time to time, the Board may increase or decrease the size of the Committee, add additional members to, remove members (with or without cause) from, appoint new members in substitution therefor, and fill vacancies, however caused, in the Committee. The Committee shall act pursuant to a vote of the majority of its members or, in the case of a Committee comprised of only two members, the unanimous consent of its members, whether present or not, or by the written consent of the majority of its members and minutes shall be kept of all of its meetings and copies thereof shall be provided to the Board. Subject to the limitations prescribed by the Plan and the Board, the Committee may establish and follow such rules and regulations for the conduct of its business as it may determine to be advisable.

3.4. Committee Composition. Except as otherwise determined by the Board, the Committee shall consist solely of two or more Non-Employee Directors. The Board shall have discretion to determine whether or not it intends to comply with the exemption requirements of Rule 16b-3. However, if the Board intends to satisfy such exemption requirements, with respect to Awards to any insider subject to Section 16 of the Exchange Act, the Committee shall be a compensation committee of the Board that at all times consists solely of two or more Non-Employee Directors. Within the scope of such authority, the Board or the Committee may delegate to a committee of one or more members of the Board who are not Non-Employee Directors the authority to grant Awards to eligible persons who are not then subject to Section 16 of the Exchange Act. Nothing herein shall create an inference that an Award is not validly granted under the Plan in the event Awards are granted under the Plan by a compensation committee of the Board that does not at all times consist solely of two or more Non-Employee Directors.

3.5. Indemnification. In addition to such other rights of indemnification as they may have as Directors or members of the Committee, and to the extent allowed by Applicable Laws, the Committee shall be indemnified by the Company against the reasonable expenses, including attorney’s fees, actually incurred in connection with any action, suit or proceeding or in connection with any appeal therein, to which the Committee may be party by reason of any action taken or failure to act under or in connection with the Plan or any Award granted under the Plan, and against all amounts paid by the Committee in settlement thereof (provided, however, that the settlement has been approved by the Board) or paid by the Committee in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such Committee did not act in good faith and in a manner which such person reasonably believed to be in the best interests of the Company, or in the case of a criminal proceeding, had no reason to believe that the conduct complained of was unlawful; provided, however, that within 60 days after institution of any such action, suit or proceeding, such Committee shall, in writing, offer the Company the opportunity at its own expense to handle and defend such action, suit or proceeding.

4. Shares Subject to the Plan.

4.1. Subject to adjustment in accordance with Section 11 or otherwise by the Board, a total of 2,000,000 Class B Ordinary Shares shall be available for the grant of Awards under the Plan. Class B Ordinary Shares granted in connection with all Awards under the Plan shall be counted against this limit as one (1) Class B Ordinary Share for every one (1) Class B Ordinary Share granted in connection with such Award. During the terms of the Awards, the Company shall keep available for issue or transfer at all times the number of Class B Ordinary Shares required to satisfy such Awards.

4.2. Class B Ordinary Shares available for issue or transfer under the Plan may consist, in whole or in part, of authorized and unissued shares, treasury shares or shares reacquired by the Company in any manner.

4.3. Any Class B Ordinary Shares subject to an Award that is canceled, surrendered or expires prior to exercise or realization, either in full or in part, shall again become available for issuance under the Plan. Any Class B Ordinary Shares that again become available for future grants pursuant to this Section 4.3 shall be added back as one (1) share. Notwithstanding anything to the contrary contained herein: shares subject to an Award under the Plan shall not again be made available for issuance or transfer under the Plan if such shares are (a) shares tendered in payment of an Option, (b) shares delivered or withheld by the Company to satisfy any tax withholding obligation, or (c) shares covered by a share-settled Share Appreciation Right or other Awards that were not issued upon the settlement of the Award.

5. Eligibility.

5.1. Eligibility for Specific Awards. Incentive Share Options may be granted only to Employees. Awards other than Incentive Share Options may be granted to Employees, Consultants and Directors and those individuals whom the Committee determines are reasonably expected to become Employees, Consultants and Directors following the Grant Date.

5.2. Ten Percent Shareholders. A Ten Percent Shareholder shall not be granted an Incentive Share Option unless the Option Exercise Price is at least 110% of the Fair Market Value of the Class B Ordinary Shares at the Grant Date and the Option is not exercisable after the expiration of five years from the Grant Date.

6. Option Provisions. Each Option granted under the Plan shall be evidenced by an Award Agreement. Each Option so granted shall be subject to the conditions set forth in this Section 6, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. All Options shall be separately designated Incentive Share Options or Non-qualified Share Options at the time of grant, and, if certificates are issued, a separate certificate or certificates will be issued for Class B Ordinary Shares purchased on exercise of each type of Option. Notwithstanding the foregoing, the Company shall have no liability to any Participant or any other person if an Option designated as an Incentive Share Option fails to qualify as such at any time or if an Option is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A of the Code and the terms of such Option do not satisfy the requirements of Section 409A of the Code. The provisions of separate Options need not be identical, but each Option shall include (through incorporation of provisions hereof by reference in the Option or otherwise) the substance of each of the following provisions:

6.1. Term. Subject to the provisions of Section 5.2 regarding Ten Percent Shareholders, no Incentive Share Option shall be exercisable after the expiration of 7 years from the Grant Date. The term of a Non-qualified Share Option granted under the Plan shall be determined by the Committee; provided, however, no Non-qualified Share Option shall be exercisable after the expiration of 7 years from the Grant Date.

6.2. Exercise Price of An Incentive Share Option. Subject to the provisions of Section 5.2 regarding Ten Percent Shareholders, the Option Exercise Price of each Incentive Share Option shall be not less than 100% of the Fair Market Value of the Class B Ordinary Shares subject to the Option on the Grant Date. Notwithstanding the foregoing, an Incentive Share Option may be granted with an Option Exercise Price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 424(a) of the Code.

6.3. Exercise Price of a Non-qualified Share Option. The Option Exercise Price of each Non-qualified Share Option shall be not less than 100% of the Fair Market Value of the Class B Ordinary Shares subject to the Option on the Grant Date. Notwithstanding the foregoing, a Non-qualified Share Option may be granted with an Option Exercise Price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 409A of the Code.

6.4. Consideration. The Option Exercise Price of Class B Ordinary Shares acquired pursuant to an Option shall be paid, to the extent permitted by applicable statutes and regulations, either (a) in cash or by certified or bank check at the time the Option is exercised or (b) in the discretion of the Committee, upon such terms as the Committee shall approve, the Option Exercise Price may be paid: (i) by delivery to the Company of other Class B Ordinary Shares, duly endorsed for transfer to the Company, with a Fair Market Value on the date of delivery equal to the Option Exercise Price (or portion thereof) due for the number of shares being acquired, or by means of attestation whereby the Participant identifies for delivery specific Class B Ordinary Shares that have an aggregate Fair Market Value on the date of attestation equal to the Option Exercise Price (or portion thereof) and receives a number of Class B Ordinary Shares equal to the difference between the number of shares thereby purchased and the number of identified attestation Class B Ordinary Shares (a “Share for Share Exchange”); (ii) a “cashless” exercise program established with a broker; (iii) by reduction in the number of Class B Ordinary Shares otherwise deliverable upon exercise of such Option with a Fair Market Value equal to the aggregate Option Exercise Price at the time of exercise; (iv) any combination of the foregoing methods; or (v) in any other form of legal consideration that may be acceptable to the Committee. Unless otherwise specifically provided in the Option, the exercise price of Class B Ordinary Shares acquired pursuant to an Option that is paid by delivery (or attestation) to the Company of other Class B Ordinary Shares acquired, directly or indirectly from the Company, shall be paid only by Class B Ordinary Shares of the Company that have been held for more than six months (or such longer or shorter period of time required to avoid a charge to earnings for financial accounting purposes). Notwithstanding the foregoing, during any period for which the Class B Ordinary Shares are publicly traded (i.e., the Class B Ordinary Shares are listed on any established stock exchange or a U.S. market system) an exercise by a Director or Officer that involves or may involve a direct or indirect extension of credit or arrangement of an extension of credit by the Company, directly or indirectly, in violation of Section 402(a) of the Sarbanes-Oxley Act of 2002 shall be prohibited with respect to any Award under this Plan.

6.5. Transferability of An Incentive Share Option. An Incentive Share Option shall not be transferable except by proven will or by the laws of intestacy, descent and distribution and shall be exercisable during the lifetime of the Optionholder only by the Optionholder. Notwithstanding the foregoing, the Optionholder may, by delivering written notice to the Company, in a form satisfactory to the Company, designate a third party who, in the event of the death of the Optionholder, shall thereafter be entitled to exercise the Option.

6.6. Transferability of a Non-qualified Share Option. A Non-qualified Share Option may, in the sole discretion of the Committee, be transferable to a Permitted Transferee, upon written approval by the Committee to the extent provided in the Award Agreement. If the Non-qualified Share Option does not provide for transferability, then the Non-qualified Share Option shall not be transferable except by proven will or by the laws of intestacy, descent and distribution and shall be exercisable during the lifetime of the Optionholder only by the Optionholder. Notwithstanding the foregoing, the Optionholder may, by delivering written notice to the Company, in a form satisfactory to the Company, designate a third party who, in the event of the death of the Optionholder, shall thereafter be entitled to exercise the Option.

6.7. Vesting of Options. Each Option may, but need not, vest and therefore become exercisable in periodic installments that may, but need not, be equal. The Option may be subject to such other terms and conditions on the time or times when it may be exercised (which may be based on performance or other criteria) as the Committee may deem appropriate. The vesting provisions of individual Options may vary. No Option may be exercised for a fraction of a Class B Ordinary Share. The Committee may, but shall not be required to, provide for an acceleration of vesting and exercisability in the terms of any Award Agreement upon the occurrence of a specified event, provided that if such Award is subject to Section 409A of the Code, such acceleration of vesting and exercisability complies with the provisions of Section 409A of the Code.

6.8. Termination of Continuous Service. Unless otherwise provided in an Award Agreement or in an employment agreement the terms of which have been approved by the Committee, in the event an Optionholder’s Continuous Service terminates (other than upon the Optionholder’s death or Disability), the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination) but only within such period of time ending on the earlier of (a) the date three months following the termination of the Optionholder’s Continuous Service or (b) the expiration of the term of the Option as set forth in the Award Agreement; provided that, if the termination of Continuous Service is by the Company for Cause, all outstanding Options (whether or not vested) shall immediately terminate and cease to be exercisable. If, after termination, the Optionholder does not exercise his or her Option within the time specified in the Award Agreement, the Option shall terminate.

6.9. Extension of Termination Date. An Optionholder’s Award Agreement may also provide that if the exercise of the Option following the termination of the Optionholder’s Continuous Service for any reason would be prohibited at any time because the issuance of Class B Ordinary Shares would violate the registration requirements under the Securities Act or any other state or federal securities law or the rules of any securities exchange or interdealer quotation system, then the Option shall terminate on the earlier of (a) the expiration of the term of the Option in accordance with Section 6.1 or (b) the expiration of a period after termination of the Participant’s Continuous Service that is three months after the end of the period during which the exercise of the Option would be in violation of such registration or other securities law requirements.

6.10. Disability of Optionholder. Unless otherwise provided in an Award Agreement, in the event that an Optionholder’s Continuous Service terminates as a result of the Optionholder’s Disability, the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination), but only within such period of time ending on the earlier of (a) the date 12 months following such termination or (b) the expiration of the term of the Option as set forth in the Award Agreement. If, after termination, the Optionholder does not exercise his or her Option within the time specified herein or in the Award Agreement, the Option shall terminate.

6.11. Death of Optionholder. Unless otherwise provided in an Award Agreement, in the event an Optionholder’s Continuous Service terminates as a result of the Optionholder’s death, then the Option may be exercised (to the extent the Optionholder was entitled to exercise such Option as of the date of death) by the Optionholder’s estate, by a person who acquired the right to exercise the Option by proven bequest or inheritance or by a person designated to exercise the Option upon the Optionholder’s death, but only within the period ending on the earlier of (a) the date 12 months following the date of death or (b) the expiration of the term of such Option as set forth in the Award Agreement. If, after the Optionholder’s death, the Option is not exercised within the time specified herein or in the Award Agreement, the Option shall terminate.

6.12. Incentive Share Option $100,000 Limitation. To the extent that the aggregate Fair Market Value (determined at the time of grant) of the Class B Ordinary Shares with respect to which Incentive Share Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and its Affiliates) exceeds $100,000, the Options or portions thereof which exceed such limit (according to the order in which they were granted) shall be treated as Non-qualified Share Options.

7. Provisions of Awards Other Than Options.

7.1. Share Appreciation Rights.

(a) General. Each Share Appreciation Right granted under the Plan shall be evidenced by an Award Agreement. Each Share Appreciation Right so granted shall be subject to the conditions set forth in this Section 7.1, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. Share Appreciation Rights may be granted alone (“Free Standing Rights”) or in tandem with an Option granted under the Plan (“Related Rights”). All such grants shall be exempt from, or comply with, the provisions of Section 409A of the Code.

(b) Grant Requirements. Any Related Right that relates to a Non-qualified Share Option may be granted at the same time the Option is granted or at any time thereafter but before the exercise or expiration of the Option. Any Related Right that relates to an Incentive Share Option must be granted at the same time the Incentive Share Option is granted.

(c) Term of Share Appreciation Rights. The term of a Share Appreciation Right granted under the Plan shall be determined by the Committee; provided, however, no Share Appreciation Right shall be exercisable later than the seventh anniversary of the Grant Date.

(d) Vesting of Share Appreciation Rights. Each Share Appreciation Right may, but need not, vest and therefore become exercisable in periodic installments that may, but need not, be equal. The Share Appreciation Right may be subject to such other terms and conditions on the time or times when it may be exercised as the Committee may deem appropriate. The vesting provisions of individual Share Appreciation Rights may vary. No Share Appreciation Right may be exercised for a fraction of a Class B Ordinary Share. The Committee may, but shall not be required to, provide for an acceleration of vesting and exercisability in the terms of any Share Appreciation Right upon the occurrence of a specified event, provided that if such Award is subject to Section 409A of the Code, such acceleration of vesting and exercisability complies with the provisions of Section 409A of the Code.

(e) Exercise and Payment. Upon exercise of a Share Appreciation Right, the holder shall be entitled to receive from the Company an amount equal to the number of Class B Ordinary Shares subject to the Share Appreciation Right that is being exercised multiplied by the excess of (i) the Fair Market Value of a Class B Ordinary Share on the date the Award is exercised, over (ii) the exercise price specified in the Share Appreciation Right or related Option. Payment with respect to the exercise of a Share Appreciation Right shall be made on the date of exercise. Payment shall be made in the form of Class B Ordinary Shares (with or without restrictions as to substantial risk of surrender and transferability, as determined by the Committee in its sole discretion), cash or a combination thereof, as determined by the Committee.

(f) Exercise Price. The exercise price of a Free Standing Right shall be determined by the Committee, but shall not be less than 100% of the Fair Market Value of one Class B Ordinary Share on the Grant Date of such Share Appreciation Right. A Related Right granted simultaneously with or subsequent to the grant of an Option and in conjunction therewith or in the alternative thereto shall have the same exercise price as the related Option, shall be transferable only upon the same terms and conditions as the related Option, and shall be exercisable only to the same extent as the related Option; provided, however, that a Share Appreciation Right, by its terms, shall be exercisable only when the Fair Market Value per Class B Ordinary Share subject to the Share Appreciation Right and related Option exceeds the exercise price per share thereof and no Share Appreciation Rights may be granted in tandem with an Option unless the Committee determines that the requirements of Section 7.1(b) are satisfied.

(g) Reduction in the Underlying Option Shares. Upon any exercise of a Related Right, the number of Class B Ordinary Shares for which any related Option shall be exercisable shall be reduced by the number of shares for which the Share Appreciation Right has been exercised. The number of Class B Ordinary Shares for which a Related Right shall be exercisable shall be reduced upon any exercise of any related Option by the number of Class B Ordinary Shares for which such Option has been exercised.

7.2. Restricted Awards.

(a) General. A Restricted Award is an Award of actual Class B Ordinary Shares (“Restricted Shares”) or hypothetical Class B Ordinary Share units (“Restricted Share Units”) having a value equal to the Fair Market Value of an identical number of Class B Ordinary Shares, which may, but need not, provide that such Restricted Award may not be sold, assigned, transferred or otherwise disposed of, pledged or hypothecated as collateral for a loan or as security for the performance of any obligation or for any other purpose for such period (the “Restricted Period”) as the Committee shall determine. Each Restricted Award granted under the Plan shall be evidenced by an Award Agreement. Each Restricted Award so granted shall be subject to the conditions set forth in this Section 7.2, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement.

(b) Restricted Shares and Restricted Share Units.

(i) Each Participant granted Restricted Shares shall execute and deliver to the Company an Award Agreement with respect to the Restricted Shares setting forth the restrictions and other terms and conditions applicable to such Restricted Shares. If the Committee determines that the Restricted Shares shall be held by the Company or in escrow rather than delivered to the Participant pending the release of the applicable restrictions, the Committee may require the Participant to additionally execute and deliver to the Company (A) an escrow agreement satisfactory to the Committee, if applicable and (B) the appropriate blank share power with respect to the Restricted Shares covered by such agreement. If a Participant fails to execute an agreement evidencing an Award of Restricted Shares and, if applicable, an escrow agreement and share power, the Award shall be null and void. Subject to the restrictions set forth in the Award, the Participant generally shall have the rights and privileges of a shareholder as to such Restricted Shares, including the right to vote such Restricted Shares and the right to receive dividends; provided that, any cash dividends and share dividends with respect to the Restricted Shares shall similarly be held in escrow by the Company for the Participant’s account, and interest may be credited on the amount of the cash dividends so placed in escrow at a rate and subject to such terms as determined by the Committee. The cash dividends or share dividends so placed in escrow by the Committee and attributable to any particular share of Restricted Shares (and earnings thereon, if applicable) shall be distributed to the Participant in cash or, at the discretion of the Committee, in Class B Ordinary Shares having a Fair Market Value equal to the amount of such dividends, if applicable, upon the release of restrictions on such share and, if such share has been surrendered, the Participant shall have no right to such dividends.

(ii) The terms and conditions of a grant of Restricted Share Units shall be reflected in an Award Agreement. No Class B Ordinary Shares shall be issued at the time a Restricted Share Unit is granted, and the Company will not be required to set aside a fund for the payment of any such Award. A Participant shall have no voting rights with respect to any Restricted Share Units granted hereunder. The Committee may also grant Restricted Share Units with a deferral feature, if permitted in Section 409A of the Code, whereby settlement is deferred beyond the vesting date until the occurrence of a future payment date or event set forth in an Award Agreement (“Deferred Share Units”). At the discretion of the Committee, each Restricted Share Unit or Deferred Share Unit (representing one Class B Ordinary Share) may be credited with cash and share dividends paid by the Company in respect of one Class B Ordinary Share (“Dividend Equivalents”). Dividend Equivalents shall not be paid but shall be credited to the Participant’s account, and interest may be credited on the amount of cash Dividend Equivalents credited to the Participant’s account at a rate and subject to such terms as determined by the Committee. Dividend Equivalents credited to a Participant’s account and attributable to any particular Restricted Share Unit or Deferred Share Unit (and earnings thereon, if applicable) shall be distributed in cash or, at the discretion of the Committee, in Class B Ordinary Shares having a Fair Market Value equal to the amount of such Dividend Equivalents and earnings, if applicable, to the Participant upon settlement of such Restricted Share Unit or Deferred Share Unit and, if such Restricted Share Unit or Deferred Share Unit is forfeited, the Participant shall have no right to such Dividend Equivalents.

(c) Restrictions.

(i) Restricted Shares awarded to a Participant shall be subject to the following restrictions until the expiration of the Restricted Period, and to such other terms and conditions as may be set forth in the applicable Award Agreement: (A) if an escrow arrangement is used, the Participant shall not be entitled to delivery of any share certificate representing such Restricted Shares; (B) the shares shall be subject to the restrictions on transferability set forth in the Award Agreement; (C) the shares shall be subject to surrender for nil consideration to the extent provided in the applicable Award Agreement; and (D) to the extent such shares are surrendered for nil consideration, any share certificates representing such Restricted Shares shall be returned to the Company, and all rights of the Participant to such shares and as a shareholder with respect to such shares shall terminate without further obligation on the part of the Company.

(ii) Restricted Share Units and Deferred Share Units awarded to any Participant shall be subject to (A) forfeiture until the expiration of the Restricted Period, and satisfaction of any applicable Performance Goals during such period, to the extent provided in the applicable Award Agreement, and to the extent such Restricted Share Units or Deferred Share Units are forfeited, all rights of the Participant to such Restricted Share Units or Deferred Share Units shall terminate without further obligation on the part of the Company and (B) such other terms and conditions as may be set forth in the applicable Award Agreement.

(iii) The Committee shall have the authority to remove any or all of the restrictions on the Restricted Shares, Restricted Share Units and Deferred Share Units whenever it may determine that, by reason of changes in Applicable Laws or other changes in circumstances arising after the date the Restricted Shares or Restricted Share Units or Deferred Share Units are granted, such action is appropriate.

(d) Restricted Period. With respect to Restricted Awards, the Restricted Period shall commence on the Grant Date and end at the time or times set forth on a schedule established by the Committee in the applicable Award Agreement. No Restricted Award may be granted or settled for a fraction of a Class B Ordinary Share. The Committee may, but shall not be required to, provide for an acceleration of vesting in the terms of any Award Agreement upon the occurrence of a specified event, provided that if such Award is subject to Section 409A of the Code, such acceleration is consistent with the provisions of Section 409A of the Code.

(e) Delivery of Restricted Shares and Settlement of Restricted Share Units. Upon the expiration of the Restricted Period with respect to any shares of Restricted Shares, the restrictions set forth in Section 7.2(c) and the applicable Award Agreement shall be of no further force or effect with respect to such shares, except as set forth in the applicable Award Agreement. If an escrow arrangement is used, upon such expiration, the Company shall deliver to the Participant, or his or her beneficiary, without charge, the share certificate evidencing, or enter into book entry form, the Restricted Shares which have not then been surrendered for nil consideration and with respect to which the Restricted Period has expired (to the nearest full share) and any cash dividends or share dividends credited to the Participant’s account with respect to such Restricted Shares and the interest thereon, if any. Upon the expiration of the Restricted Period with respect to any outstanding Restricted Share Units, or at the expiration of the deferral period with respect to any outstanding Deferred Share Units, the Company shall deliver to the Participant, or his or her beneficiary, without charge, one Class B Ordinary Share for each such outstanding vested Restricted Share Unit or Deferred Share Unit (“Vested Unit”) and cash equal to any Dividend Equivalents credited with respect to each such Vested Unit in accordance with Section 7.2(b)(ii) hereof and the interest thereon or, at the discretion of the Committee, in Class B Ordinary Shares having a Fair Market Value equal to such Dividend Equivalents and the interest thereon, if any; provided, however, that, if explicitly provided in the applicable Award Agreement, the Committee may, in its sole discretion, elect to pay cash or part cash and part Class B Ordinary Shares in lieu of delivering only Class B Ordinary Shares for Vested Units. If a cash payment is made in lieu of delivering Class B Ordinary Shares, the amount of such payment shall be equal to the Fair Market Value of the Class B Ordinary Shares as of the date on which the Restricted Period lapsed in the case of Restricted Share Units, or the delivery date in the case of Deferred Share Units, with respect to each Vested Unit.

(f) Share Restrictions. Each certificate or book entry form representing Restricted Shares awarded under the Plan shall bear a legend or notation in such form as the Company deems appropriate.

7.3. Performance Share Awards.

(a) Grant of Performance Share Awards. Each Performance Share Award granted under the Plan shall be evidenced by an Award Agreement. Each Performance Share Award so granted shall be subject to the conditions set forth in this Section 7.3, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. The Committee shall have the discretion to determine: (i) the number of Class B Ordinary Shares or share-denominated units subject to a Performance Share Award granted to any Participant; (ii) the performance period applicable to any Award; (iii) the conditions that must be satisfied for a Participant to earn an Award; and (iv) the other terms, conditions and restrictions of the Award.

(b) Earning Performance Share Awards. The number of Performance Shares earned by a Participant will depend on the extent to which the performance goals established by the Committee are attained within the applicable Performance Period, as determined by the Committee. No payout shall be made with respect to any Performance Share Award except upon written certification by the Committee that the minimum threshold performance goal(s) have been achieved.

7.4. Performance Compensation Awards.

(a) General. The Committee shall have the authority, at the time of grant of any Award described in this Plan (other than Options and Share Appreciation Rights granted with an exercise price equal to or greater than the Fair Market Value per Class B Ordinary Share on the Grant Date), to designate such Award as a Performance Compensation Award. In addition, the Committee shall have the authority to make an Award of a cash bonus to any Participant and designate such Award as a Performance Compensation Award.

(b) Eligibility. The Committee will, in its sole discretion, designate within the first 90 days of a Performance Period (or such shorter or longer time period as the Committee shall determine) which Participants will be eligible to receive Performance Compensation Awards in respect of such Performance Period. However, designation of a Participant eligible to receive an Award hereunder for a Performance Period shall not in any manner entitle the Participant to receive payment in respect of any Performance Compensation Award for such Performance Period. The determination as to whether or not such Participant becomes entitled to payment in respect of any Performance Compensation Award shall be decided solely in accordance with the provisions of this Section 7.4. Moreover, designation of a Participant eligible to receive an Award hereunder for a particular Performance Period shall not require designation of such Participant eligible to receive an Award hereunder in any subsequent Performance Period and designation of one person as a Participant eligible to receive an Award hereunder shall not require designation of any other person as a Participant eligible to receive an Award hereunder in such period or in any other period.

(c) Discretion of Committee with Respect to Performance Compensation Awards. With regard to a particular Performance Period, the Committee shall have full discretion to select the length of such Performance Period (provided any such Performance Period shall be not less than one fiscal quarter in duration), the type(s) of Performance Compensation Awards to be issued, the Performance Criteria that will be used to establish the Performance Goal(s), the kind(s) and/or level(s) of the Performance Goal(s) that is (are) to apply to the Company and the Performance Formula. Within the first 90 days of a Performance Period (or such shorter or longer time period as the Committee shall determine), the Committee shall, with regard to the Performance Compensation Awards to be issued for such Performance Period, exercise its discretion with respect to each of the matters enumerated in the immediately preceding sentence of this Section 7.4(c) and record the same in writing.

(d) Payment of Performance Compensation Awards.

(i) Condition to Receipt of Payment. Unless otherwise provided in the applicable Award Agreement, a Participant must be employed by the Company on the last day of a Performance Period to be eligible for payment in respect of a Performance Compensation Award for such Performance Period.

(ii) Limitation. A Participant shall be eligible to receive payment in respect of a Performance Compensation Award only to the extent that: (A) the Performance Goals for such period are achieved; and (B) the Performance Formula as applied against such Performance Goals determines that all or some portion of such Participant’s Performance Compensation Award has been earned for the Performance Period.

(iii) Certification. Following the completion of a Performance Period, the Committee shall review and certify in writing whether, and to what extent, the Performance Goals for the Performance Period have been achieved and, if so, calculate and certify in writing the amount of the Performance Compensation Awards earned for the period based upon the Performance Formula. The Committee shall then determine the actual size of each Participant’s Performance Compensation Award for the Performance Period.

(iv) Use of Discretion. The Committee shall not have the discretion to grant or provide payment in respect of Performance Compensation Awards for a Performance Period if the Performance Goals for such Performance Period have not been attained.

(v) Timing of Award Payments. Performance Compensation Awards granted for a Performance Period shall be paid to Participants as soon as administratively practicable following completion of the certifications required by this Section 7.4 but in no event later than 2 1/2 months following the end of the fiscal year during which the Performance Period is completed.

8. Securities Law Compliance. Each Award Agreement shall provide that no Class B Ordinary Shares shall be issued or purchased or sold or transferred thereunder unless and until (a) any then applicable requirements of Irish law or U.S. federal laws and regulatory agencies have been fully complied with to the satisfaction of the Company and its counsel and (b) if required to do so by the Company, the Participant has executed and delivered to the Company a letter of investment intent in such form and containing such provisions as the Committee may require. The Company shall use reasonable efforts to seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Awards and to issue and sell Class B Ordinary Shares upon exercise of the Awards; provided, however, that this undertaking shall not require the Company to register under the Securities Act the Plan, any Award or any Class B Ordinary Shares issued or issuable pursuant to any such Award. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority which counsel for the Company deems necessary for the lawful issuance and sale of Class B Ordinary Shares under the Plan, the Company shall be relieved from any liability for failure to issue and sell Class B Ordinary Shares upon exercise of such Awards unless and until such authority is obtained.

9. Use of Proceeds from Share. Proceeds from the sale of Class B Ordinary Shares pursuant to Awards, or upon exercise thereof, shall constitute general funds of the Company.

10. Miscellaneous.

10.1. Acceleration of Exercisability and Vesting. The Committee shall have the power to accelerate the time at which an Award may first be exercised or the time during which an Award or any part thereof will vest in accordance with the Plan, notwithstanding the provisions in the Award stating the time at which it may first be exercised or the time during which it will vest, provided that if such Award is subject to Section 409A of the Code, any such acceleration or exercisability or vesting is in compliance with the provisions of Section 409A of the Code.

10.2. Shareholder Rights. Except as provided in the Plan or an Award Agreement, no Participant shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any Class B Ordinary Shares subject to such Award unless and until such Participant has satisfied all requirements for exercise of the Award pursuant to its terms and no adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions of other rights for which the record date is prior to the date such Class B Ordinary Shares certificate or book entry form is issued, except as provided in Section 11 hereof.

10.3. No Employment or Other Service Rights. Nothing in the Plan or any instrument executed or Award granted pursuant thereto shall confer upon any Participant any employment rights or any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or shall affect the right of the Company or an Affiliate to terminate (a) the employment of an Employee with or without notice and with or without Cause or (b) the service of a Director pursuant to the Constitution of the Company or an Affiliate, and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be.

10.4. Transfer; Approved Leave of Absence. For purposes of the Plan, no termination of employment by an Employee shall be deemed to result from either (a) a transfer of employment to the Company from an Affiliate or from the Company to an Affiliate, or from one Affiliate to another, or (b) an approved leave of absence for military service or sickness, or for any other purpose approved by the Company, if the Employee’s right to reemployment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Committee otherwise so provides in writing, in either case, except to the extent inconsistent with Section 409A of the Code if the applicable Award is subject thereto.

10.5. Withholding Obligations. To the extent provided by the terms of an Award Agreement and subject to the discretion of the Committee, the Participant may satisfy any Irish, U.S. federal, state or local tax withholding obligation relating to the issue or acquisition of Class B Ordinary Shares under an Award by any of the following means (in addition to the Company’s right to withhold from any compensation paid to the Participant by the Company) or by a combination of such means: (a) tendering a cash payment; (b) authorizing the Company to withhold Class B Ordinary Shares from the Class B Ordinary Shares otherwise issuable to the Participant as a result of the exercise or acquisition of Class B Ordinary Shares under the Award, provided, however, that no Class B Ordinary Shares are withheld with a value exceeding the minimum amount of tax required to be withheld by law; or (c) delivering to the Company previously owned and unencumbered Class B Ordinary Shares of the Company.

11. Adjustments Upon Changes in Share. In the event of changes in the outstanding Class B Ordinary Shares or in the capital structure of the Company by reason of any share or extraordinary cash dividend, share split, reverse share split, an extraordinary corporate transaction such as any recapitalization, reorganization, merger, consolidation, combination, exchange, or other relevant change in capitalization occurring after the Grant Date of any Award, Awards granted under the Plan and any Award Agreements, the exercise price of Options and Share Appreciation Rights, the maximum number of Class B Ordinary Shares subject to all Awards stated in Section 4 and the maximum number of Class B Ordinary Shares with respect to which any one person may be granted Awards during any period stated in Section 4 will be equitably adjusted or substituted, as to the number, price or kind of a Class B Ordinary Share or other consideration subject to such Awards to the extent necessary to preserve the economic intent of such Award. In the case of adjustments made pursuant to this Section 11, unless the Committee specifically determines that such adjustment is in the best interests of the Company or its Affiliates, the Committee shall, in the case of Incentive Share Options, ensure that any adjustments under this Section 11 will not constitute a modification, extension or renewal of the Incentive Share Options within the meaning of Section 424(h)(3) of the Code and in the case of Non-qualified Share Options, ensure that any adjustments under this Section 11 will not constitute a modification of such Non-qualified Share Options within the meaning of Section 409A of the Code. Any adjustments made under this Section 11 shall be made in a manner which does not adversely affect the exemption provided pursuant to Rule 16b-3 under the Exchange Act. The Company shall give each Participant notice of an adjustment hereunder and, upon notice, such adjustment shall be conclusive and binding for all purposes.

12. Effect of Change in Control.

12.1. In the discretion of the Board and the Committee, any Award Agreement may provide, or the Board or the Committee may provide by amendment of any Award Agreement or otherwise, notwithstanding any provision of the Plan to the contrary, that in the event of a Change in Control, Options and/or Share Appreciation Rights shall become immediately exercisable with respect to all or a specified portion of the shares subject to such Options or Share Appreciation Rights, and/or the Restricted Period shall expire immediately with respect to all or a specified portion of the shares of Restricted Shares or Restricted Share Units.

12.2. In addition, in the event of a Change in Control, the Committee may in its discretion and upon at least 10 days’ advance notice to the affected persons, cancel any outstanding Awards and pay to the holders thereof, in cash or shares, or any combination thereof, the value of such Awards based upon the price per Class B Ordinary Share received or to be received by other shareholders of the Company in the event. In the case of any Option or Share Appreciation Right with an exercise price that equals or exceeds the price paid for a s Class B Ordinary Share in connection with the Change in Control, the Committee may cancel the Option or Share Appreciation Right without the payment of consideration therefor.

12.3. The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger, consolidation or other reorganization of the Company, or upon any successor corporation or organization succeeding to all or substantially all of the assets and business of the Company and its Subsidiaries, taken as a whole.

13. Amendment of the Plan and Awards.

13.1. Amendment of Plan. The Board may amend, alter, suspend, discontinue, or terminate this Plan or any portion thereof at any time; provided that no such amendment, alteration, suspension, discontinuation or termination shall be made without shareholder approval if such approval is necessary to comply with any Applicable Laws (including, without limitation, as necessary to comply with any tax or regulatory requirement applicable to this Plan); and provided further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the prior written consent of the affected Participant, holder or beneficiary.

13.2. Contemplated Amendments. It is expressly contemplated that the Board may amend the Plan in any respect the Board deems necessary or advisable to provide eligible Employees, Consultants and Directors with the maximum benefits provided or to be provided under the provisions of the Code and the regulations promulgated thereunder relating to Incentive Share Options or to the nonqualified deferred compensation provisions of Section 409A of the Code and/or to bring the Plan and/or Awards granted under it into compliance therewith.

13.3. No Impairment of Rights. Rights under any Award granted before amendment of the Plan shall not be impaired by any amendment of the Plan unless (a) the Company requests the consent of the Participant and (b) the Participant consents in writing.

13.4. Amendment of Awards. The Committee may, to the extent consistent with the terms of any applicable Award Agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any Award theretofore granted or the associated Award Agreement, prospectively or retroactively; provided, however that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any Participant with respect to any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant.

14. General Provisions.

14.1. Forfeiture and Surrender Events. The Committee may specify in an Award Agreement that the Participant’s rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation, surrender for nil consideration, forfeiture or recoupment upon the occurrence of certain events, in addition to applicable vesting conditions of an Award. Such events may include, without limitation, breach of non-competition, non-solicitation, confidentiality, or other restrictive covenants that are contained in the Award Agreement or otherwise applicable to the Participant, a termination of the Participant’s Continuous Service for Cause, or other conduct by the Participant that is detrimental to the business or reputation of the Company and/or its Affiliates.

14.2. Clawback. Notwithstanding any other provisions in this Plan, any Award which is subject to recovery under any law, government regulation or stock exchange listing requirement, will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation or stock exchange listing requirement (or any policy adopted by the Company pursuant to any such law, government regulation or stock exchange listing requirement).

14.3. Other Compensation Arrangements. Nothing contained in this Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to shareholder approval if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases.

14.4. Sub-plans. The Committee may from time to time establish sub-plans under the Plan for purposes of satisfying blue sky, securities, tax or other laws of various jurisdictions in which the Company intends to grant Awards. Any sub-plans shall contain such limitations and other terms and conditions as the Committee determines are necessary or desirable. All sub-plans shall be deemed a part of the Plan, but each sub-plan shall apply only to the Participants in the jurisdiction for which the sub-plan was designed.

14.5. Deferral of Awards. The Committee may establish one or more programs under the Plan to permit selected Participants the opportunity to elect to defer receipt of consideration upon exercise of an Award, satisfaction of performance criteria, or other event that absent the election would entitle the Participant to payment or receipt of Class B Ordinary Shares or other consideration under an Award. The Committee may establish the election procedures, the timing of such elections, the mechanisms for payments of, and accrual of interest or other earnings, if any, on amounts, shares or other consideration so deferred, and such other terms, conditions, rules and procedures that the Committee deems advisable for the administration of any such deferral program. All of such programs and procedures shall be consistent with the rules of Section 409A of the Code.

14.6. Unfunded Plan. The Plan shall be unfunded. Neither the Company, the Board nor the Committee shall be required to establish any special or separate fund or to segregate any assets to assure the performance of its obligations under the Plan.

14.7. Recapitalizations. Each Award Agreement shall contain provisions required to reflect the provisions of Section 11.

14.8. Delivery. Upon exercise of a right granted under this Plan, the Company shall issue Class B Ordinary Shares or pay any amounts due within a reasonable period of time thereafter. Subject to any statutory or regulatory obligations the Company may otherwise have, for purposes of this Plan, thirty (30) days shall be considered a reasonable period of time.

14.9. No Fractional Shares. No fractional Class B Ordinary Shares shall be issued or delivered pursuant to the Plan. The Committee shall determine whether cash, additional Awards or other securities or property shall be issued or paid in lieu of fractional Class B Ordinary Shares or whether any fractional shares should be rounded, surrendered or otherwise eliminated.

14.10. Other Provisions. The Award Agreements authorized under the Plan may contain such other provisions not inconsistent with this Plan, including, without limitation, restrictions upon the exercise of the Awards, as the Committee may deem advisable.

14.11. Section 409A. The Plan and all Awards granted under the Plan are intended to comply with Section 409A of the Code to the extent subject thereto, and, accordingly, to the maximum extent permitted, the Plan and all Awards Agreements shall be interpreted and administered to be in compliance therewith. Any payments described in the Plan that are due within the “short-term deferral period” as defined in Section 409A of the Code shall not be treated as deferred compensation unless Applicable Laws require otherwise. Notwithstanding anything to the contrary in the Plan or any Award Agreement, to the extent required to avoid accelerated taxation and tax penalties under Section 409A of the Code, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to the Plan or Award Agreement during the six (6) month period immediately following the Participant’s termination of Continuous Service shall instead be paid on the first payroll date after the six-month anniversary of the Participant’s separation from service (or the Participant’s death, if earlier). Notwithstanding the foregoing, neither the Company nor the Committee shall have any obligation to take any action to prevent the assessment of any excise tax or penalty on any Participant under Section 409A of the Code and neither the Company nor the Committee will have any liability to any Participant for such tax or penalty.

14.12. Disqualifying Dispositions. Any Participant who shall make a “disposition” (as defined in Section 424 of the Code) of all or any portion of Class B Ordinary Shares acquired upon exercise of an Incentive Share Option within two years from the Grant Date of such Incentive Share Option or within one year after the issuance of the Class B Ordinary Shares acquired upon exercise of such Incentive Share Option (a “Disqualifying Disposition”) shall be required to immediately advise the Company in writing as to the occurrence of the sale and the price realized upon the sale of such Class B Ordinary Shares.

14.13. Section 16. It is the intent of the Company that the Plan satisfy, and be interpreted in a manner that satisfies, the applicable requirements of Rule 16b-3 as promulgated under Section 16 of the Exchange Act so that Participants will be entitled to the benefit of Rule 16b-3, or any other rule promulgated under Section 16 of the Exchange Act, and will not be subject to short-swing liability under Section 16 of the Exchange Act. Accordingly, if the operation of any provision of the Plan would conflict with the intent expressed in this Section 14.13, such provision to the extent possible shall be interpreted and/or deemed amended so as to avoid such conflict.

14.14. Beneficiary Designation. Each Participant under the Plan may from time to time name any beneficiary or beneficiaries by whom any right under the Plan is to be exercised in case of such Participant’s death. Each designation will revoke all prior designations by the same Participant, shall be in a form reasonably prescribed by the Committee and shall be effective only when filed by the Participant in writing with the Company during the Participant’s lifetime.

14.15. Expenses. The costs of administering the Plan shall be paid by the Company.

14.16. Severability. If any of the provisions of the Plan or any Award Agreement is held to be invalid, illegal or unenforceable, whether in whole or in part, such provision shall be deemed modified to the extent, but only to the extent, of such invalidity, illegality or unenforceability and the remaining provisions shall not be affected thereby.

14.17. Plan Headings. The headings in the Plan are for purposes of convenience only and are not intended to define or limit the construction of the provisions hereof.

14.18. Non-Uniform Treatment. The Committee’s determinations under the Plan need not be uniform and may be made by it selectively among persons who are eligible to receive, or actually receive, Awards. Without limiting the generality of the foregoing, the Committee shall be entitled to make non-uniform and selective determinations, amendments and adjustments, and to enter into non-uniform and selective Award Agreements.

15. Effective Date of Plan. The Plan shall become effective as of the Effective Date, but no Award shall be exercised (or, in the case of a share Award, shall be granted) unless and until the Plan has been approved by the shareholders of the Company, which approval shall be within twelve (12) months before or after the date the Plan is adopted by the Board.

16. Termination or Suspension of the Plan. The Plan shall terminate automatically on October 26, 2032. No Award shall be granted pursuant to the Plan after such date, but Awards theretofore granted may extend beyond that date. The Board may suspend or terminate the Plan at any earlier date pursuant to Section 13.1 hereof, provided any such suspension or termination is consistent with the provisions of Section 409A of the Code. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

17. Choice of Law. Except to the extent governed by Federal law, the laws of Ireland shall govern all questions concerning the construction, validity and interpretation of this Plan, without regard to conflict of law rules.

BRERA HOLDINGS PLC THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS Extraordinary GENERAL meeting OF ShareHOLDERS – September 16, 2025 at 10:00AM EST
CONTROL ID:
REQUEST ID:

The undersigned, a shareholder of Brera Holdings PLC (the “Company”), does hereby appoint and authorize Daniel Joseph McClory with the full power of substitution, to represent the undersigned and vote all of the Class A Ordinary Shares or Class B Ordinary Shares of the Company held of record as of the close of business on July 29, 2025 with all of the powers that the undersigned would possess if personally present, at the virtual Extraordinary General Meeting of Shareholders of the Company at 10:00 a.m. EST on September 16, 2025, online at: https://www.iproxydirect.com/BREA, or at any postponement or adjournment thereof. The undersigned hereby revokes all proxies previously given.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE.)

VOTING INSTRUCTIONS
If you vote by phone, fax or internet, please DO NOT mail your proxy card.

MAIL:	Please mark, sign, date, and return this Proxy Card promptly using the enclosed envelope.
FAX:	Complete the reverse portion of this Proxy Card and Fax to +1-202-521-3464.
INTERNET:	https://www.iproxydirect.com/BREA
PHONE:	+1-866-752-VOTE(8683)

EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS OF BRERA HOLDINGS PLC			PLEASE COMPLETE, DATE, SIGN AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE: ☒

PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

Proposal 1		à	FOR	WITHHOLD	ABSTAIN
	Amendment Resolution		☐	☐	☐	Control ID:
REQUEST ID:
Proposal 2		à	FOR	AGAINST	ABSTAIN
	Increase in Authorized Share Capital		☐	☐	☐
Proposal 3		à	FOR	AGAINST	ABSTAIN
	Equity Incentive Plan Share Increase		☐	☐	☐

MARK “X” HERE IF YOU PLAN TO ATTEND THE MEETING: ☐

THE BOARD OF DIRECTORS RECOMMENDS VOTING “FOR” PROPOSALS 1, 2 AND 3.

MARK HERE FOR ADDRESS CHANGE ☐ New Address (if applicable):

____________________________
____________________________
____________________________

IMPORTANT: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Dated: ________________________, 2025

(Print Name of Stockholder and/or Joint Tenant)

(Signature of Stockholder)

(Second Signature if held jointly)